================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For October 14, 2002

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
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               Avenida Brigadeiro Luiz Antonio, 1343, 9 Andar
                        Sao Paulo, SP, Brazil 01317-910
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes             No X
                             ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
================================================================================

                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS


                                    ITEM
--------------------------------------------------------------------------------

1.   Announcement of a Material Fact dated October 14, 2002
2.   Convening Notice
3. Justification of the Incorporation of Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A.
4. Justification of Merger of Gipoia Participacoes S/C Ltda with Ultrapar Participacoes S.A.
5. Protocol Agreement of Incorporation of Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A.
6. Protocol Agreement of Merger of Gipoia Participacoes S/C Ltda with Ultrapar Participacoes S.A.
7.   Appraisal Report on Book Net Worth - Ultrapar Participacoes S.A.
8.   Appraisal Report on Book Net Worth - Gipoia Participacoes S/C Ltda
9.   Appraisal Report on Book Net Worth - Oxiteno S.A. Industria e Comercio
10.  Appraisal Report on Net Worth Market Value - Ultrapar Participacoes S.A.
11.  Appraisal Report on Net Worth Market Value - Gipoia Participacoes S/C Ltda
12.  Appraisal Report on Net Worth Market Value - Oxiteno S.A. Industria e
     Comercio
13.  Economic-Financial Valuation Results

                                                                         ITEM 1


LOGO ULTRAPAR                                                      LOGO OXITENO


                        ANNOUNCEMENT OF A MATERIAL FACT

The managements of ULTRAPAR PARTICIPACOES S.A. ("Ultrapar"), OXITENO S.A. INDUSTRIA E COMERCIO ("Oxiteno", and, jointly with Ultrapar and with the other companies controlled by Ultrapar, "Ultra Group"), and GIPOIA PARTICIPACOES S/C LTDA. ("Gipoia", and jointly with Ultrapar and Oxiteno, the "Companies"), pursuant to and for the purposes of CVM Instruction 319/99 and 358/02, wishes to announce its intention to execute a corporate restructuring involving the Companies.

The restructuring ("Restructuring") reflects the intention of the Ultra Group's management to improve and implement good corporate governance practices, to simplify the Group's corporate structure and to focus equity market liquidity on a single public traded company (Ultrapar).

I.   Restructuring
     -------------

The Restructuring is divided into two stages: (a) the merger of Gipoia with Ultrapar ("Merger of Gipoia"); and (b) the incorporation of shares of Oxiteno, by Ultrapar to enable Oxiteno to become into a wholly owned subsidiary (" Incorporation of Shares").

Pursuant to the current legislation, the Companies shall await the expiry of the period during which the right of withdrawal may be exercised before ratifying or otherwise the incorporation of shares in accordance with Article 137, Paragraph 3 of Law 6,404/76.

We show the corporate structure of the Ultra Group before and after the Restructuring as follows (only the Companies involved in the Restructuring):


          Ultra S.A.                            Ultra S.A.
          ---------                             ----------
                |        99.8%                      |
                |        99.8%                      |
                |  ------------                     |
                |    Gipoia                         |    64.6% Common Shares
                |  ------------                     |
          29.8% |    |  39.6% |                     |    43.1% Total Shares
          21.4% |    |  28.4% |                     |
      ----------------        |               --------
           Ultrapar           |               Ultrapar
      ----------------        |               --------
               |              |                   |
----------------------        |              -------------------------
 65.4% |      77.1%  |        | 22.9%        100%                 100%
 47.9% |      77.1%  |        | 22.9%        100%                 100%
------------  ----------------------       ------------   -------------
Oxiteno S.A.        Ultragaz               Oxiteno S.A.      Ultragaz
                  Participacoes                           Participacoes
-----------   ----------------------       ------------   -------------

Note (1) - The future structure assumes that there will be no dissenting share/quota holders;
     (2) - Currently, Ultrapar's stake in Oxiteno is held through its controlled company, Ultraquimica Participacoes S/A. In order to avoid a reciprocal stake, Ultrapar will acquire Ultraquimica Participacoes S.A.'s stake in Oxiteno before the General Shareholders' Meeting is held to deliberate on the Restructuring.

II. Information common to both the merger of Gipoia and the Incorporation of Shares
     ------------------------------------------------------------------------

     (a) Purpose of the Restructuring: The objectives of the Restructuring are: (i) to align the interests of the quota holders and shareholders of the Companies; (ii) to bolster the Ultrapar's equity base, through the addition of Gipoia's quota holders and Oxiteno's shareholders into a single publicly held company; (iii) to unify, standardize and rationalize the general administration of the Ultra Group's businesses, (iv) to add value to the Ultra Group's corporate image; and (v) to provide Oxiteno's shareholders with a direct stake in Ultrapar's businesses.

     (b) Costs of the Restructuring: It is estimated that the amount of R$ 2,000,000.00 (two million reais) will be expended on the Restructuring, including expenses with publications, preparation of reports and also auditors', appraisers', consultants' and lawyers' fees.

     (c) Criterion used to establish the Substitution Ratios: The ratio for the substitution of quotas issued by Gipoia and the shares issued by Oxiteno, for shares to be issued by Ultrapar, was reached on the basis of economic-financial valuations of the Companies, prepared by Banco Itau S.A., using the discounted cash flow criterion.

     (d) Reasons why the Restructuring is considered Equitable for Gipoia's Quota Holders and for Ultrapar's and Oxiteno's shareholders: The Restructuring is considered equitable, since the substitution ratio for the stakes of all the Companies was calculated on the basis of the economic-financial valuations using the discounted cash flow criterion. The criterion used is the one that most approximates to the real intrinsic value of the companies involved. Thus, the shares to be issued by Ultrapar and received by Gipoia's quota holders and Oxiteno's shareholders will be proportional to the respective economic benefit transferred to Ultrapar.

     (e) Valuation Criterion of the Company Equity: For the purposes of increasing Ultrapar's capital under the Restructuring, Gipoia's and Oxiteno's, equity was calculated on the basis of book value as verified by Ernst & Young Auditores Independentes S/C.

     (f) Base Date for Valuations: All the valuations for the purposes of the Restructuring were based on figures for June 30, 2002.

     (g) The Increase in Ultrapar's Capital: The current capital stock of Ultrapar is R$ 433,856,598.65 (four hundred and thirty-three million, eight hundred and fifty-six thousand, five hundred and ninety-eight reais and sixty-five centavos). Should the Restructuring be concluded without the exercising of withdrawal rights on holdings in Ultrapar and Oxiteno, then Ultrapar's capital stock will be increased by R$ 438,157,351.79 (four hundred and thirty eight million, one hundred and fifty seven thousand, three hundred fifty one reais and seventy nine centavos), the new total being R$ 872,013,950.44 (eight hundred seventy two million, thirteen thousand nine hundred fifty reais and forty four centavos). The effective value of the capital increase will be confirmed when the Incorporation of Shares is ratified.

     (h) Composition of Ultrapar's Capital after the Restructuring: Currently, Ultrapar's capital stock is represented by 53,000,000,000 (fifty-three billion) shares, of which 37,984,012,500 (thirty-seven billion, nine-hundred and eighty-four million, twelve thousand, five hundred) common shares and 15,015,987,500 (fifteen billion, fifteen million, nine hundred and eighty-seven thousand five hundred) preferred shares. Should the Restructuring be concluded without the exercising of withdrawal rights on holdings in Ultrapar and Oxiteno, then Ultrapar's capital stock will be 79,290,323,633 (seventy nine billion, two hundred ninety million, three hundred twenty three thousand, six hundred thirty three) shares, of which 52,893,309,120 (fifty two billion eight hundred ninety three million, three hundred and nine thousand one hundred and twenty) in common shares and 26,397,014,513 (twenty six billion, three hundred ninety seven million, fourteen thousand, five hundred and thirteen) in preferred shares. The effective shareholding composition of Ultrapar will be confirmed when the Incorporation of Shares is ratified.

     (i) Bylaw Changes that must be approved prior to the Merger of Gipoia and the Incorporation of Shares becoming effective: The only alterations in Ultrapar's Bylaws prior to the implementation of the Restructuring are the increase in the capital stock and the number of shares representing the same. No changes to

          Oxiteno's Bylaws shall be made due to the Incorporation of Shares. Changes to the Oxiteno's Bylaws will be made following its transformation into a wholly owned subsidiary. Gipoia, in turn, will be extinguished following the conclusion of its merger.

     (j) Participation in the Profits for Fiscal Year 2002: The shares issued by Ultrapar following the Restructuring shall enjoy full rights to all dividends and interest on capital that may be declared and credited subsequent to the issue of the said shares.

     (k) Declaration of Absence of Conflict of Interest or Common Interests by Ernst & Young Auditores Independentes S/C. and Banco Itau S.A.: Banco Itau S.A. has declared that there is no conflict of interest or common interest, actual or potential, with the controlling or minority shareholders of the Companies, their respective partners or in relation to the Restructuring. Banco Itau clarifies that it maintains a business relationship and usual financial market operations with the Ultra Group, in addition to having been hired to prepare the valuation reports to determine the substitution ratio for the securities involved in the Restructuring. Banco Itau also declares that it holds 185,185,000 Ultrapar`s preferred shares, representing a holding position of 0.35% of Ultrapar`s total capital. Ernst & Young Auditores Independentes S/C, in turn, has declared that it has no business relationship with the Ultra Group other than being hired to prepare the necessary reports for the purposes of the Restructuring. Ernst & Young Auditores Independentes S/C, has declared that there is no conflict of interest or common interest, actual or potential, with the controlling or minority shareholders of the Companies, their respective partners or in relation to the Restructuring.

     (l)  Locations where the Restructuring Documents shall be made available:
          The documents pertinent to the Restructuring will be available for examination by the quota holders and shareholders of the Companies, from October 15, 2002 between 09:00 and 17:00, at the head offices of the Companies located at Avenida Brigadeiro Luis Antonio, 1,343, 7th and 9th floors, in the City of Sao Paulo, State of Sao Paulo. Copies will made available at the Brazilian Securities and Exchange Commission - CVM and at the Sao Paulo Stock Exchange - BOVESPA, as from the same date. The Companies' shareholders and quota holders who may wish to consult and examine the documents to be made available at the Companies' head offices, should arrange a date and time to do so with the respective Investor Relations' Departments of Ultrapar (telephone 11-3177-6513) and Oxiteno (telephone 11-3177-6872). These documents will also be available on the websites of Ultrapar (www.ultra.com.br) and Oxiteno (www.oxiteno.com.br).


III. Information Specific to the Merger of Gipoia
     --------------------------------------------

(a) Corporate and Negotiation Acts prior to the Merger of Gipoia: (1) Meeting of Ultrapar's Board of Directors and Gipoia's Executive Board held on 10/14/2002; (2) Protocol Agreement of Merger of Gipoia signed on 10/14/2002 and (3) Joint justification of the management of Ultrapar and Gipoia for the Merger of Gipoia dated 10/14/2002.

(b) Number and Type of Shares to be Attributed in Substitution of Partners' Rights which shall be Extinguished: 238,607.905 (two hundred thirty eight thousand, six hundred and seven and nine hundred and five thousanths) in Ultrapar common shares shall be delivered for each quota of Gipoia as shown below, fractions of Ultrapar's shares due to Gipoia's quota holders being ignored:

         -----------------------------------------------------------------------
                                            Gipoia               Ultrapar
         -----------------------------------------------------------------------
         Company Value (R$):                1,083.7 million      2,507.5 million
         -----------------------------------------------------------------------
         Quantity of Quotas/Shares:                  96,000       53,000,000,000
         -----------------------------------------------------------------------
         Value per Quota/Share (R$):              11,288.54              0.04731
         -----------------------------------------------------------------------
         Substitution Ratio (Ultrapar's
         shares for each one of Gipoia's        238,607.905
         quotas):
         --------------------------------------------------

(c) Calculation of the Substitution Ratio based on the Equity Value at Market Prices (Article 264): In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the following substitution ratio for Gipoia's quotas on the basis of the company's equity value at market prices:

         -----------------------------------------------------------------------
                                            Gipoia               Ultrapar
         -----------------------------------------------------------------------
         Company Value (R$):                 288,409,144.99       874,809,673.32
         -----------------------------------------------------------------------
         Quantity of Quotas/Shares:                  96,000       53,000,000,000
         -----------------------------------------------------------------------
         Value per Quota/Share (R$):               3,004.26              0.01651
         -----------------------------------------------------------------------
         Substitution Ratio - Article
         264 of Law 6,404/76
         (Ultrapar's shares for each
         one of Gipoia's quotas):               181,966.081
         --------------------------------------------------

(d) Treatment of Subsequent Changes in Equity Accounts: Changes in equity accounts subsequent to the date used in the valuation based on the book value of Gipoia will be absorbed by Ultrapar.

(e) Solution to be Adopted in the case of Shares in the Capital of one of the Companies held by the Other: The shares issued by Ultrapar and held by Gipoia shall be substituted by new shares of Ultrapar, to be delivered to the current quota holders of Gipoia. Ultrapar does not hold quotas in Gipoia.

(f) Delivery of Ultrapar's Shares Issued following the conclusion of the Merger of Gipoia: The delivery of Ultrapar's shares issued following the Merger of Gipoia will occur up to the fifth business day after the General Meeting of Shareholders and the meeting of quota holders for approving the Merger of Gipoia.

(g) Corporate Acts Approving the Merger of Gipoia: The Merger of Gipoia shall be decided at a meeting of Ultrapar's shareholders and a meeting of Gipoia's quota holders to be held on 10/30/2002.

IV.  Specific Information on the Incorporation of Shares
     ---------------------------------------------------

(a) Corporate and Negotiation Acts prior to the Incorporation of Shares: (1) Meetings of Ultrapar's and Oxiteno's Boards of Directors held on 10/14/2002; (2) Protocol agreement of Incorporation of Shares signed on 10/14/2002 and (3) joint Justification of the management of Ultrapar and Oxiteno for Incorporation of Shares dated 10/14/2002.

(b) Number and Type of the Shares which shall be Attributed in Substitution of the Partners' Rights which shall be transferred to Ultrapar: 735.151 (seven hundred thirty five and one hundred fifty one thousanths) in Ultrapar common or preferred shares for each one of Oxiteno's common or preferred shares shall be delivered, as the case may be. Fractions of shares arising from the conversion of the position of each of Oxiteno's shareholders shall be rounded up accordingly, in the case of common shares by the delivery of shares held by the controlling company of Ultrapar, Ultra S.A. Participacoes and in the case of preferred shares by Ultrapar, using the shares held in treasury.

         -----------------------------------------------------------------------
             Summary of the calculation of the substitution ratio:
         -----------------------------------------------------------------------
                                            Oxiteno              Ultrapar
         -----------------------------------------------------------------------
         Company Value (R$):                1,675.1 million      2,507.5 million
         -----------------------------------------------------------------------
         Quantity of Shares (common and          48,159,383       53,000,000,000
         preferred):
         -----------------------------------------------------------------------
         Value/share (R$):                            34.78              0.04731
         -----------------------------------------------------------------------
         Substitution Ratio (Ultrapar's
         shares for each one of Oxiteno's
         shares):                                   735.151
         --------------------------------------------------

(c) Preferred and Common Shares: Comparison of Policy and EquityAdvantages before and after the Incorporation of Shares:

     (1)  Minimum Mandatory Dividend:

          Ultrapar's Bylaws gives its shareholders the right to receive a minimum annual dividend corresponding to 50% of the company's adjusted net profit.

          Oxiteno's Bylaws, in turn, guarantee its shareholders the right to receive a mandatory annual minimum dividend corresponding to 25% of the company's adjusted net profit.

     (2)  Tag Along:

          In addition to the provisions of Law 6,404/76, with alterations introduced by Law 10,303/01, Ultrapar's common and preferred shareholders enjoy tag along rights in the case of the sale of the direct or indirect control of the company and guaranteed in the "Ultrapar`s Controlling Shareholders Agreement" dated March 22, 2000.

          In the case of Oxiteno, shareholders only enjoy rights pursuant to Law 6,404/76, and as modified by Law 10,303/01.

     (3)  Preferred Shares:

          Ultrapar's preferred shares are statutorily entitled to receive dividends at least 10% greater than those attributed to common shares as well as priority in the reimbursement of capital, without any form of premium, should the company be liquidated.

     The statutory rights of Oxiteno's preferred shares comprise the full participation in the company's results under equal conditions to the common shares and priority in the reimbursement of capital, without any form of premium, should the company be liquidated. Although not established in the Bylaws, since the enactment of Law 9,457/97, Oxiteno has been paying its preferred shareholders dividends 10% higher than those attributed to its common shares.

(d) Calculation of the Substitution Ratio based on the Value of Shareholders' Equity at Market Prices (Article 264): In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the substitution ratio for Oxiteno's shares on the basis of the value of shareholders' equity at market prices as follows:

         -----------------------------------------------------------------------
                                            Oxiteno              Ultrapar
         -----------------------------------------------------------------------
         Company Value (R$):                 762,366,021.16       874,809,673.32
         -----------------------------------------------------------------------
         Quantity of Shares (common and          48,159,383      53,000,000,000
         preferred):
         -----------------------------------------------------------------------
         Value per Share (R$):                        15.83              0.01651
         ----------------------------------------------------------------------
         Substitution Ratio - Article 264,          958.813
         of Law  6,404/76
         (Ultrapar's shares for each one
         of Oxiteno's shares):
         --------------------------------------------------

     Given that the substitution ratio of Oxiteno's shares on the basis of the value of shareholders equity at market prices is greater than the substitution ratio based on the economic-financial valuations of the Companies, Oxiteno's dissenting shareholders have the right to request the reimbursement of their shares calculated on the basis of the shareholders' equity at market prices.

(e) Treatment of Subsequent Changes in Equity Accounts: Given that the incorporation of shares proposed implies the subsistence of Oxiteno, the changes in equity accounts will be maintained in Oxiteno, but the effects on the book value of the incorporated shares will be reflected in Ultrapar's balance sheet as equity income results.

(f) Solution to be Adopted in the case of Shares in the Capital of one of the Companies held by the Other: Oxiteno holds no shares issued by Ultrapar and since the proposal involves an incorporation of shares, the shares issued by Oxiteno and held by Ultrapar shall be maintained in its balance sheet.

(g) Right of Withdrawal: The Incorporation of Shares gives withdrawal rights to dissenting Oxiteno and Ultrapar shareholders who are able to provide evidence that they are holders of such shares on the date of the publication of this Announcement of a Material Fact, before the opening of share trading on the BOVESPA or NYSE, or in other words, held at the close of trading on the date immediately prior to the date of the aforementioned publication.

     Shares purchased as from this date will no longer give rights of withdrawal to the new shareholders.

     As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, Oxiteno's dissenting shareholders may opt for the reimbursement value corresponding to R$ 15.93/share calculated on the basis of the book value of the company's shares on June 30, 2002. This is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 14.69/share) and its book value at market prices (R$ 15.83 /share). The dissenting shareholders of Ultrapar will have the right to the reimbursement value corresponding to R$ 0.01635/share, calculated on the book value of the company's shares on June 30, 2002. The said value is higher than share value on the same basis as at December 31, 2001 (R$ 0.01509/share).

     The reimbursement of Oxiteno's and Ultrapar's dissenting shareholders shall be affected in full up to the fifth business day following the ratification of the Incorporation of Shares according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting shareholders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which will deliberate upon the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other shareholders and the remainder within 4
     (four) months as from the date of the general shareholders' meeting.

(g)  Delivery of Ultrapar's shares issued following the Incorporation of
     Shares: The delivery of Ultrapar's shares issued following the Incorporation of Shares will take place by the fifth business day after the ratification of the Incorporation of Shares by the appropriate corporate areas of Ultrapar and Oxiteno, following the pursuant to article 137, paragraph 3 of Law 6,404/76.

(i) Corporate Acts approving the Incorporation of Shares: The Incorporation of Shares will be decided at the general meetings of shareholders of Ultrapar and Oxiteno to be held on 10/30/2002.


                          Sao Paulo, 14 October, 2002.

                          ULTRAPAR PARTICIPACOES S.A.


                               Fabio Schvartsman
                          Investor Relations Director

                       OXITENO S.A. INDUSTRIA E COMERCIO

                              Pedro Wongtschowski
                          Investor Relations Director


                         GIPOIA PARTICIPACOES S/C LTDA.


                          Paulo Guilherme Aguiar Cunha
                                    Director


                               Fabio Schvartsman
                                    Director

                                                                         ITEM 2


                          ULTRAPAR PARTICIPACOES S.A.
              CNPJ/MF No. 33.256.439/0001-39 - NIRE 35 3 000109724
                            A Publicly Held Company


                                CONVENING NOTICE


In consideration of the Meeting of the Board of Directors held on October
14, 2002 and the publication of the Material Fact on that date, Shareholders are invited to an Extraordinary General Meeting of the Company to be held at 3:00 p.m. on October 30, 2002, at its head office at Avenida Brigadeiro Luiz Antonio, 1.343, 9 floor, in the City of Sao Paulo, State of Sao Paulo, with the purpose of deliberating on the following agenda:

(a) the approval of the "Justification of Merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A." and the "Protocol Agreement of Merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A" signed on October 14, 2002 by the Management of the Company and Gipoia Participacoes S/C Ltda. ("Gipoia");

(b) the ratification by the Company's and Gipoia's Management of the appointment of the specialized companies (i) Ernst & Young Auditores Independentes S/C for the valuation of Gipoia's equity at its book value and for the valuation of Gipoia's and the Company's equity at market prices; and
(ii) Banco Itau S.A., for the economic-financial valuations of Gipoia and the Company;

(c) the approval of the Valuation Reports prepared by the specialized companies mentioned under item (b) above;

(d) the approval of the merger of Gipoia by the Company;

(e) the approval of the substitution ratio of Gipoia's quotas for the shares to be issued by the Company;

(f) the decision on the increase in the Company's capital stock following the merger of Gipoia, and the consequent change in the first sentence of Article 5 of the Company's Bylaws;

(g) the approval of the "Justification of the Incorporation of the Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A. for the purpose of Transforming the Former into a wholly owned Subsidiary of the Latter" and "Protocol Agreement of Incorporation of Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A for the purpose of Transforming the Former into a Wholly Owned Subsidiary of the Latter" signed by the Management of the Company and of the Oxiteno S.A. Industria e Comercio ("Oxiteno");

(h) the ratification of the Company's and Oxiteno's Management of the appointment of the specialized companies (i) Ernst & Young Auditores Independentes S/C, for the valuation of Oxiteno's shares at book value and for the valuation of Oxiteno's and the Company's equity at market prices; and (ii) Banco Itau S.A., for the economic-financial valuations of Oxiteno and the Company;

(i) the approval of the Valuation Reports in accordance with item (h) above;

(j) the approval of the merger of Oxiteno by the Company;

(l) the approval of the substitution ratio of the shares Oxiteno for the shares to be issued by the Company;

(m) the decision on the increase in the Company's capital stock following the incorporation of the shares issued by Oxiteno; and

(n) the approval of the acquisition of Oxiteno's shares held by the Company's controlled company Ultraquimica Participacoes S.A., for the purpose of avoiding a reciprocal stake following the incorporation of Oxiteno's shares.

General Instructions:
--------------------
The Shareholders must confirm their eligibility to take part in the General Meeting by presenting the share deposit receipt issued by the financial institution acting as the depository for the preferred book entry shares, up to 2 (two) days prior to the date of the meeting and, in the case of the common shares, through the verification in the nominative share register.

The shareholders may be represented by one of the following at the General Meeting as attorneys-in-fact appointed no more than one year previously: a Shareholder, an officer of the company, a lawyer, a financial institution, or an investment fund manager, representing the fund members, the said attorneys-in-fact being required to present the appropriate power of attorney which must be deposited at the Company's head office, Investor Relations' Department, by 5:30 p.m. on October 14,2002 at the latest, after which, such representation will cease to be valid.


                          Sao Paulo, October 14, 2002.


                          Paulo Guilherme Aguiar Cunha
                       Chairman of the Board of Directors

                                                                         ITEM 3


LOGO ULTRAPAR                                                      LOGO OXITENO


JUSTIFICATION OF THE INCORPORATION OF SHARES OF OXITENO S.A. INDUSTRIA E COMERCIO BY ULTRAPAR PARTICIPACOES S.A. FOR THE PURPOSE OF TRANSFORMING THE FORMER INTO A WHOLLY OWNED SUBSIDIARY OF THE LATTER


The Management of Ultrapar Participacoes S.A. ("Merging Company") and Oxiteno S.A. Industria e Comercio ("Merged Company") herein jointly present to their shareholders the Justification of Incorporation of Shares, of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A. ("Justification"), pursuant to article 225 of Law 6,404/76.

The terms beginning in a capital letter and not defined in this Justification shall have the same meaning as those contained in the Protocol Agreement of Incorporation of the Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A. with the purpose of transforming the former into a wholly owned subsidiary of the latter ("Protocol Agreement"), as agreed today.


I. RATIONALE AND PURPOSES OF THE OPERATION AND THE INTEREST OF THE COMPANIES IN CONCLUDING THE SAME

The present restructuring ("Restructuring") reflects the intention of the Ultra Group's management to perfect and implement good corporate governance practices, to simplify the Group's current corporate structure and to focus equity market liquidity on a single company (Merging Company).

The Restructuring is divided into two stages: (a) the merger of Gipoia Participacoes S/C Ltda ("Gipoia") by the Merging Company; and (b) the incorporation of shares of the Merged Company by the Merging Company with the purpose of transforming the former into a wholly owned subsidiary
("Incorporation of Shares") of the latter.

The Restructuring is being executed with the objective of: (a) aligning the interests of the quota holders and the shareholders of the companies involved,
(b) bolstering the equity base of the Merging Company by concentrating the Merged Company's shareholders and Gipoia's quota holders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing the Merged Company's shareholders with a direct stake in the businesses of the Merging Company.

II. THE SHARES WHICH THE PREFERRED SHAREHOLDERS WILL RECEIVE AND THE RATIONALE FOR MODIFYING THEIR RIGHTS

The preferred shareholders of the Merged Company, irrespective of the class of these shares, will receive preferred shares issued by the Merging Company. The comparison between the policy and equity advantages before and after the Incorporation of Shares is described below:

     (1) Minimum Mandatory Dividend: The Merging Company's Bylaws give its shareholders the right to receive a minimum annual dividend corresponding to 50% of the net adjusted profit. The minimum mandatory dividend to which the shareholders of the Merged Company are entitled, corresponds to 25% of the net adjusted profit of the company.

     (2) Tag Along: The Merging Company's common and preferred shareholders enjoy tag along rights in the case of the sale of direct or indirect control of the Merging Company as established in the Controlling Shareholders' Agreement of March 22, 2000. The Merged Company's shareholders do not enjoy a similar right.

     (3) Preferred Shares: The Merging Company's Bylaws grant preferred shares the right to receive dividends of at least 10% more that those attributed to the common shares as well as priority in the reimbursement of capital should the company be liquidated, albeit without any form of premium. The preferred shares of the Merged Company, in turn, give their holders full rights to participate in the results under equal terms with the company's common shares and priority in the reimbursement of capital in case of liquidation. However, since the enactment of Law 9,457/97, the Merged Company has been paying its preferred shareholders dividends 10% higher than those attributed to its common shareholders.


III. COMPOSITION ACCORDING TO SHARE TYPES AND CLASSES OF THE MERGING COMPANY FOLLOWING THE CONCLUSION OF THE OPERATION

Should the Restructuring be concluded without the exercising of withdrawal rights by shareholders of the Merging Company and the Merged Company, as a result of the Incorporation of Shares, the capital stock of the Merging Company will be represented by 79,290,323,633 (seventy-nine billion, two hundred ninety million, three hundred twenty-three thousand, six hundred thirty-three) shares, of which 52,893,309,120 (fifty-two billion eight hundred ninety-three million, three hundred and nine thousand, one hundred and twenty) in common shares and 26,397,014,513 (twenty-six billion, three hundred ninety-seven million, fourteen thousand, five hundred and thirteen) in preferred shares. The effective shareholding composition of the Merging Company will be confirmed when the Incorporation of Shares is ratified.

IV. THE REIMBURSEMENT VALUE OF THE SHARES TO WHICH THE DISSIDENT SHAREHOLDERS ARE ENTITLED

The Incorporation of Shares will give dissident shareholders in both Merging Company and the Merged Company the right to exercise withdrawal rights on the date of the publication of the announcement of a material fact. These rights shall be exercised before the BOVESPA and

Nyse opens for trading on that date, in other words, rights shall be based on the position held at the close of trading on the business day immediately prior to the date of the aforementioned publication.

Shares purchased as from that date will no longer give withdrawal rights to their new holders.

As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the Merged Company's dissenting shareholders may opt for the reimbursement value corresponding to R$ 15.93 / share, calculated on the basis of the book value of the shares on June 30, 2002. This value is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 14.69/ share) and its book value at market prices (R$ 15.83 /share). The dissenting shareholders of the Merging Company will have the right to the reimbursement value corresponding to R$ 0.01635 / share, calculated on the basis of the book value of the company's shares on June 30, 2002. The said value is higher than the share value calculated on the same basis as at December 31, 2001 (R$
0.01509 / share).

The reimbursement of the Merging and Merged Company's dissenting shareholders shall be effected in full up to the fifth business day following the ratification of the Incorporation of Shares according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting shareholders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which deliberates on the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other shareholders, and the remainder within 4 (four) months as from the date of the general shareholders' meeting.

The Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.

                                        Sao Paulo, October 14,2002.


                                        ULTRAPAR PARTICIPACOES S.A.

                                              /s/ Paulo Guilherme Aguiar Cunha
                                        ----------------------------------------
                                        Name:     Paulo Guilherme Aguiar Cunha
                                        Position: Chief Executive Officer


                                              /s/ Fabio Schvartsman
                                        ----------------------------------------
                                        Name:     Fabio Schvartsman
                                        Position: Chief Financial and Investor
                                                  Relations Officer


                                        OXITENO S.A. INDUSTRIA E COMERCIO


                                              /s/ Paulo Guilherme Aguiar Cunha
                                        ----------------------------------------
                                        Name:     Paulo Guilherme Aguiar Cunha
                                        Position: Chief Executive Officer


                                              /s/ Pedro Wongtschowski
                                        ----------------------------------------
                                        Name:     Pedro Wongtschowski
                                        Position: Chief Operating and Investor
                                        Relations Officer

                                                                         ITEM 4


LOGO ULTRAPAR


JUSTIFICATION OF MERGER OF GIPOIA PARTICIPACOES S/C LTDA. WITH ULTRAPAR PARTICIPACOES S.A.


The Managements of Ultrapar Participacoes S.A. ("Merging Company") and Gipoia Participacoes S/C Ltda. ("Merged Company") herein jointly present to their shareholders and quota holders the Justification of the merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A. ("Justification"), pursuant to articles 264 and 225 of Law 6,404/76.

The terms beginning in a capital letter and not defined in this Justification will have the same meaning as those contained in the Notice of Merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A. ("Protocol Agreement") as agreed today.


I. RATIONALE AND PURPOSES OF THE OPERATION AND THE INTEREST OF THE COMPANIES IN CONCLUDING THE SAME

The present restructuring ("Restructuring") reflects the intention of the Ultra Group's management to improve and implement good corporate governance practices, to simplify the Group's current corporate structure and to focus equity market liquidity on a single public traded company (Merging Company).

The Restructuring is divided into two stages: (a) the present Merger; and (b) the incorporation of shares of Oxiteno S.A. Industria e Comercio ("Oxiteno") by the Merging Company to transform Oxiteno into a wholly owned subsidiary ("Incorporation of Shares").

The Restructuring is being executed with the objective of: (a) aligning the interest of the quota holders and the shareholders of the companies involved,
(b) bolstering the equity base of the Merging Company by concentrating Oxiteno's shareholders and the Merged Company's quota holders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing the Merged Company's quota holders and Oxiteno's shareholders with a direct stake in the businesses of the Merging Company.

II. THE SHARES WHICH THE PREFERRED SHAREHOLDERS WILL RECEIVE AND THE RATIONALE FOR MODIFYING THEIR RIGHTS

The Merged Company is a limited company with its capital held in the form of quotas, and therefore having no preferred shares.

III. COMPOSITION OF SHARE TYPES AND CLASSES OF THE MERGING COMPANY FOLLOWING THE CONCLUSION OF THE OPERATION

Should the Restructuring be concluded without the exercising of withdrawal rights by shareholders of the Merging Company and of Oxiteno, as a result of the Incorporation of Shares, the capital stock of the Merging Company will be represented by 79,290,323,633 (seventy-nine billion, two hundred ninety million, three hundred twenty-three thousand, six hundred thirty-three) shares, of which 52,893,309,120 (fifty-two billion eight hundred ninety- three million, three hundred and nine thousand, one hundred and twenty) in common shares and 26,397,014,513 (twenty-six billion, three hundred ninety-seven million, fourteen thousand, five hundred and thirteen) in preferred shares. The effective shareholding composition of the Merging Company will be confirmed when the Incorporation of Shares is ratified.


IV. THE REIMBURSEMENT VALUE OF THE QUOTAS TO WHICH THE DISSIDENT QUOTA HOLDERS ARE ENTITLED

The Merger will give dissident quota holders in the Merged Company the right to exercise withdrawal rights as registered in the articles of association of October14,2002.

Pursuant to articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the Merged Company's dissident quota holders can choose to receive a reimbursement value corresponding to R$ 3,019.73/ quota, calculated on the basis of the book value of the quotas in the company's accounts of June 30, 2002. This is higher than the value calculated on the same basis as at December 31, 2001 (R$ 2,763.22/ quota).

The reimbursement of the Merged Company's dissident quota holders shall be made in full within five business days from the date of ratification of the Merger pursuant to article 137, paragraph 3 of Law 6,404/76, except where dissenting quota holders request the raising of a special balance sheet up to 60 (sixty) days prior to the general meeting to deliberate on the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other quota holders, and the remainder, within 4 (four) months as from the date of the meeting of the Merged Company's quota holders.

The Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.

                                        Sao Paulo, October 14, 2002.


                                        ULTRAPAR PARTICIPACOES S.A.


                                              /s/ Paulo Guilherme Aguiar Cunha
                                        ----------------------------------------
                                        Name:     Paulo Guilherme Aguiar Cunha
                                        Position: Chief Executive Officer


                                              /s/ Fabio Schvartsman
                                        ----------------------------------------
                                        Name:     Fabio Schvartsman
                                        Position: Chief Financial and Investor
                                                  Relations Officer


                                        GIPOIA PARTICIPACOES S/C LTDA.


                                              /s/ Paulo Guilherme Aguiar Cunha
                                        ----------------------------------------
                                        Name:     Paulo Guilherme Aguiar Cunha
                                        Position: Director


                                              /s/ Lucio de Castro Andrade Filho
                                        ----------------------------------------
                                        Name:     Lucio de Castro Andrade Filho
                                        Position: Director

                                                                         ITEM 5


LOGO ULTRAPAR                                                      LOGO OXITENO


   PROTOCOL AGREEMENT OF INCORPORATION OF SHARES OF OXITENO S.A. INDUSTRIA E COMERCIO, BY ULTRAPAR PARTICIPACOES S.A. FOR THE PURPOSE OF TRANSFORMING THE
              FORMER INTO A WHOLLY OWNED SUBSIDIARY OF THE LATTER


The PARTIES below:

in its position as the merging company,

(a) ULTRAPAR PARTICIPACOES S.A., a publicly held company, with its head office in the city of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 9 andar, Bela Vista, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under the number 33.256.439/0001-39, by this act pursuant to its Bylaws, represented by its directors herein signed below ("Merging Company"), in its position as the merged company,

(b) OXITENO S.A. INDUSTRIA E COMERCIO, a publicly held company, with its head office in the city of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 7 andar, Bela Vista, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under the number 62.545.686/0001-53, by this act pursuant to its Bylaws, and represented by its directors herein signed below ("Merged Company", and jointly with the Merging Company, denominated the, "Companies" and jointly with the remaining companies controlled by the Merging Company, denominated the "Ultra Group");

and in the position as consenting intervening party,

(c) ULTRA S.A. PARTICIPACOES, a publicly held company, with its head office at Avenida Brigadeiro Luiz Antonio, No. 1343, 9 andar, in the city of Sao
Paulo, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under the number 54.041.439/0001-91, by this act pursuant to its Bylaws, represented by its directors herein signed below ("Controlling Company");


                                CONSIDERING THAT

(i) on this date, the Boards of Directors of the Companies have approved (1) for submission to the General Shareholders' Meeting, the deliberation on the incorporation of the shares of the Merged Company for transformation into a wholly owned subsidiary of the

Merging Company ("Incorporation of Shares"), (2) the Justification of the Incorporation of Shares and (3) the agreement to the present Protocol;

(ii) the managements of the Merging and Merged companies have convened shareholders' meetings to be held on October 30,2002 ("Incorporation Meetings"), to deliberate on the Incorporation of Shares;

(iii) the Merging Company is a holding company having the shareholding control in the Merged Company;

(iv) the Incorporation of Shares is the second and final stage in the restructuring of the Ultra Group, which has as its first stage, the merging of Gipoia Participacoes S/C Ltda. ("Gipoia") with the Merging Company ("Restructuring");

(v) the Restructuring is being executed with the object of: (a) aligning the interests of the quota holders and the shareholders of the companies involved,
(b) bolstering the equity base of the Merging Company by concentrating the Merged Company's shareholders and Gipoia's quota holders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing the Merged Company's shareholders with a direct stake in the businesses of the Merging Company.


RESOLVE to agree to the present Protocol Agreement of Incorporation of Shares of Oxiteno S.A. Industria e Comercio by Ultrapar Participacoes S.A. for the transformation of the latter into a wholly owned subsidiary ("Protocol"), according to the following terms and conditions:

I. NUMBER, TYPE AND CLASS OF THE SHARES TO BE ATTRIBUTED IN SUBSTITUTION OF THE PARTNERS' RIGHTS WHICH ARE TO BE EXTINGUISHED AND THE CRITERIA FOR DETERMINING THE SUBSTITUTION RATIOS

     (1) Number and Type of the Shares, to be Attributed in Substitution of the Partners' Rights, which will be transferred to the Merging
          Company: 735.151 (seven hundred and thirty five and one hundred fifty one thousandths) of the Merging Company's common or preferred shares will be delivered for each common or preferred share of the Merged Company, as the case may be.

     (2) Rounding up of Share Fractions: Fractions of shares arising from the conversion of the position of each shareholder of the Merged Company will be rounded up, in the case of common shares, by the delivery of shares held by the Controlling Company and in the case of preferred shares, by the Merging Company, which is held in treasury.

     (3) Criterion used to Determine the Substitution Ratios: the substitution ratio of the shares to be issued by the Merging Company was calculated on the basis of the economic-financial valuations of the Companies prepared by Banco Itau S.A. as at June 30, 2002, using the discounted cash flow criterion.

          (4) Calculation of the Substitution Ratio based on the Economic-Financial Valuations of the Companies: The results of the calculation of the substitution ratio for the exchange of shares in the Merged Company by shares to be issued by the Merging Company based on the economic-financial valuations of the Companies mentioned in item (3) above, are shown below:

               ----------------------------------------------------------------
                    Summary of the calculation of the substitution ratio:
               ----------------------------------------------------------------
                                               Merged Company   Merging Company
               ----------------------------------------------------------------
               Company Value (R$):            1,675.1 million   2,507.5 million
               ----------------------------------------------------------------
               Quantity of Shares (common          48,159,383    53,000,000,000
               and preferred):
               ----------------------------------------------------------------
               Value per Share (R$):                    34.78           0.04731
               ----------------------------------------------------------------
               Substitution Ratio (Shares
               in the Merging Company for             735.151
               each Share in the Merged
               Company):
               ----------------------------------------------------------------

          (5) Calculation of the Substitution Ratio based on the Value of Shareholders' Equity at Market Prices (Article. 264): In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the substitution ratio of the Merged Company's shares based on the value of the shareholders' equity at market prices:

               ----------------------------------------------------------------
                                               Merged Company   Merging Company
               ----------------------------------------------------------------
               Company Value (R$):             762,366,021.16    874,809,673.32
               ----------------------------------------------------------------
               Quantity of Shares (common          48,159,383    53,000,000,000
               and preferred):
               ----------------------------------------------------------------
               Value per Share (R$):                    15.83           0.01651
               ----------------------------------------------------------------
               Substitution Ratio -                   958.813
               Article 264, of Law
               6,404/76
               (Shares of the Merging
               Company for each Share
               of the Merged Company):
               ----------------------------------------------------------------

Given that the substitution ratio of the Merged Company's shares on the bases of the value of the shareholders' equity at market prices as at June 30, 2002 is greater than the substitution ratio based on the economic-financial valuations of the Companies, the Merged Company's dissenting shareholders have the right to request reimbursement of their shares calculated on the basis of the shareholders' equity at market prices.

II. THE CRITERIA FOR VALUATION OF THE SHAREHOLDERS' EQUITY, THE DATE ON WHICH THE VALUATION WILL BE BASED AND THE TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS

     (1) THE CRITERIA FOR VALUATION OF THE SHAREHOLDERS' EQUITY: For the purposes of calculating the increase in capital of the Merging Company, the value of the Merged Company's shareholders' equity was based on book value.

     (2) THE DATE ON WHICH THE VALUATION WILL BE BASED: The valuation of the Merged Company's equity was based on figures for June 30, 2002.

     (3) TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS: Given the Incorporation of Shares, therefore implying the subsistence of the Merged Company, the changes in account values will be retained in the Merged Company's balance sheets, but the effects on the book value of the incorporated shares will be reflected in the Merging Company as results from equity


III. SOLUTION TO BE ADOPTED WHERE THE SHARES REPRESENTING THE CAPITAL OF ONE OF THE COMPANIES INVOLVED ARE HELD BY THE OTHER

The Merged Company holds no shares issued by the Merging Company and as the proposal involves the incorporation of shares, the shares of the Merged Company pertaining to the Merging Company will be maintained as part of the latter's balance sheet assets.


IV. THE VALUE OF THE CAPITAL INCREASE OF THE MERGING COMPANY DUE TO THE INCORPORATION OF SHARES

Should the Restructuring be concluded without any shareholder exercising right of withdrawal in the case of both Merging and Merged companies, then the capital stock of the Merging Company will be increased by up to R$ 438,157,351.79 (four hundred and thirty- eight million, one hundred and fifty-seven thousand, three hundred fifty-one reais and seventy-nine centavos), the total increasing up to R$ 872,013,950.44 (eight hundred seventy-two million, thirteen thousand, nine hundred fifty reais and forty-four centavos ). The effective value of the capital increase will be confirmed on the ratification of the Incorporation of Shares.


V. ALTERATIONS TO THE BYLAWS TO BE APPROVED FOR THE INCORPORATION OF SHARES TO BECOME EFFECTIVE

The only alteration in the Merging Company's Bylaws necessary for the implementation of the Incorporation of Shares relates to the value of the capital stock and the number of shares this represents.

The Incorporation of Shares will imply no prior alterations to the Merged Company's Bylaws, the necessary and appropriate adaptations as a result of its transformation into a wholly owned subsidiary being made after the event.


VI.  APPROVAL BY THE GENERAL SHAREHOLDERS' MEETINGS OF THE COMPANIES

For the implementation of the Incorporation of Shares, the Merging and Merged companies will hold general shareholders' meetings to deliberate on: (i) the Justification of the Incorporation of Shares; (ii) this Protocol Agreement;
(iii) the hiring of Ernst & Young Auditores Independentes S/C, to calculate the value of the shares to be incorporated, based on the company's accounts and to provide the valuation of the shareholders' equity of the Merged and Merging companies at market prices; (iv) the hiring of Banco Itau S.A. to prepare the economic-financial valuations of the Merging and Merged companies for calculating the substitution ratio of the shares of the Merged Company for shares to be issued by the Merging Company; (v) the valuation reports of the company accounts for the purposes of the capital increase; (vi) the valuation of the shareholders' equity of the Merged and Merging companies at market prices; (vii) the economic-financial valuation report of the Merging and Merged companies (viii) the substitution ratio for the exchange of the incorporated shares by shares in the Merging Company (ix) the Incorporation of Shares; and
(x) the authorization of the Merged and Merging companies' shareholders that the increase in the capital of the Merging Company, subsequent to the Incorporation of Shares, is only made effective after the expiry of the reconsideration period for the Incorporation of Shares, pursuant to article 137, paragraph 3 of Law 6,404/76.


VII. OTHER TERMS AND CONDITIONS OF THE INCORPORATION OF SHARES

     (1) DISTRIBUTION OF NET PROFIT OF THE MERGING COMPANY: The shares issued following the Share Incorporation will have full rights to all declared dividends and interest on capital credited as from the delivery of the shares of the Merging Company.

     (2) WITHDRAWAL RIGHTS: The Incorporation of the Shares will give the right of withdrawal, not only to dissenting holders of shares in the Merging Company but also to the Merged Company, as from the date of publication of the announcement of a material fact before the opening of share trading on the BOVESPA and Nyse, or in other words, based on the position held at the close of trading on the day immediately prior to the aforesaid publication.

The shares purchased as from that date will no longer enjoy withdrawal rights.

As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the

Merged Company's dissenting shareholders may opt for the reimbursement value corresponding to R$ 15.93 / share calculated on the basis of the book value of the shares on June 30, 2002. This is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 14.69/ share) and its book value at market prices (R$ 15.83/share).

Pursuant to article 45, paragraph 2 of Law 6,404/76, the Merging Company's dissenting shareholders shall have the right to the reimbursement value corresponding to R$ 0.01635/ share, calculated on the basis of the book value of the shares on June 30,2002. The said value is higher than share value on the same basis as at December 31, 2001 (R$ 0.01509/ share).

The reimbursement of Merged and Merging companies' dissenting shareholders shall be paid in full up to the fifth business day following the ratification of the Incorporation of Shares according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting shareholders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which will deliberate upon the Incorporation of Shares. In this case, payment will be made by means of the deposit of 80% of the reimbursed value on the same date as the deposit for the other shareholders, and the remainder within 4
(four) months as from the date of the meeting of the shareholders of the Merged Company.


VIII. GENERAL PROVISIONS

     (1) This Protocol Agreement may not be changed unless the alteration is in written form and signed by all the Parties to the agreement.

     (2) Should any clause, provision, term or condition of this Protocol Agreement become invalid, the remaining clauses, provisions, terms and conditions not affected by this invalidation will not be affected.

     (3) The parties elect the District Court of the city of Sao Paulo in the State of Sao Paulo to settle any questions arising from the present Protocol Agreement, to the exclusion of any other court of law, however privileged it is or may become.

AND WITNESS WHEREOF, the Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.


                                      Sao Paulo, October 14, 2002.

                                      ULTRAPAR PARTICIPACOES S.A.

                                      /s/ Paulo Guilherme Aguiar Cunha
                                      ------------------------------------------
                                      Name: Paulo Guilherme Aguiar Cunha
                                      Position: Chief Executive Officer

                                      /s/ Fabio Schvartsman
                                      ------------------------------------------
                                      Name: Fabio Schvartsman
                                      Position: Chief Finance and Investor
                                                Relations Officer


                                      OXITENO S.A. INDUSTRIA E COMERCIO

                                      /s/ Pedro Wongtschowski
                                      ------------------------------------------
                                      Name: Pedro Wongtschowski
                                      Position: Chief Operating and Investor
                                                Relations Officer


                                      ULTRA S.A. PARTICIPACOES

                                      /s/ Paulo Guilherme Aguiar Cunha
                                      ------------------------------------------
                                      Name: Paulo Guilherme Aguiar Cunha
                                      Position: Chief Executive Officer

                                      /s/ Lucio de Castro Andrade Filho
                                      ------------------------------------------
                                      Name: Lucio de Castro Andrade Filho
                                      Position: Director


WITNESSES:
1. /s/ Ana Paula Santoro Coria
  ----------------------------------
Name: Ana Paula Santoro Coria
CPF: 130.325.788-25

2. /s/ Joao Marcos Cazula
  ----------------------------------
Name: Joao Marcos Cazula
CPF: 101.226.938-84

                                                                         ITEM 6


LOGO ULTRAPAR


         PROTOCOL AGREEMENT OF MERGER OF GIPOIA PARTICIPACOES S/C LTDA.
                       WITH ULTRAPAR PARTICIPACOES S.A.


By the present act under private signature, the parties as follows:

in the position as merging company,

(A) ULTRAPAR PARTICIPACOES S.A., a publicly held company, with its head office in the city of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 9 andar, Bela Vista, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under the number 33.256.439/0001-39, in this act represented pursuant to its Bylaws by its directors herein signed below ("Merging Company" and in conjunction with other companies controlled by Ultrapar S.A. Participacoes, "Ultra Group"), in the position as merged company,

(B) GIPOIA PARTICIPACOES S/C LTDA., a limited liability company, its capital held in the form of quotas with its head office in the city of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, 1343, 9 andar, Bela Vista, enrolled in the Brazilian Corporate Tax Register (CNPJ/MF) under 61.604.351/0001-04, in this act pursuant to its Articles of Association, represented by its directors herein signed below ("Merged Company" and in conjunction with the Merging Company, "Companies");

                                CONSIDERING THAT

     (A) on this date, the managements of the Companies have approved (1) the submission to the shareholders of the Merging Company and the quota holders of the Merged Company for deliberation on the merger of Gipoia Participacoes S/C Ltda. ("Merger"), (2) the Justification for the Merger and (3) the agreement to the present Protocol;

     (B) the management of the Merging Company will convene a meeting of shareholders to be held on October 30,2002 ("Merger Meeting") and the quota holders of the Merged Company will convene a meeting to be held on the same date ("Meeting of Gipoia's Quota Holders"), to deliberate on the Merger of Gipoia;

     (C) the Merged Company is a company controlled by Ultra S.A.
Participacoes, the only assets of which are investments held in the Merging Company and in Ultragaz Participacoes S.A. ("Ultragaz");

     (D) the Merged Company is the holder of 28% of the total capital stock of the Merging Company and 40% of its voting capital stock, and 23% of the total capital stock of Ultragaz;

     (E) following the conclusion of the Merger of Gipoia, the Merging Company will be directly controlled by Ultra S.A. Participacoes;

     (F) the Merger is the first stage in the restructuring of the Ultra Group ("Restructuring"), which has as its second and final stage, the incorporation of the shares of Oxiteno S.A. Industria e Comercio ("Oxiteno") by the Merging Company ("Incorporation of Shares");

     (G) the Restructuring is being executed with the object of: (a) aligning the interests of the quota holders and the shareholders of the companies involved, (b) bolstering the equity base of the Merging Company by concentrating the Merged Company's quota holders and Oxiteno's shareholders into a single publicly held company; (c) unifying, standardizing and rationalizing the general administration of the Ultra Group's businesses, (d) adding value to the corporate image of the Ultra Group, and (e) providing Oxiteno's shareholders and the Merged Company's quota holders with a direct stake in the businesses of the Merging Company.

     (H) under the provisions of article 227 of Law 6,404/76, the Merging Company will be the successor of the Merged Company in all the latter's rights and obligations;

RESOLVE to agree to the present Protocol of Merger of Gipoia Participacoes S/C Ltda. with Ultrapar Participacoes S.A. ("Protocol"), according to the following terms and conditions:


I. NUMBER, TYPE AND CLASS OF THE SHARES TO BE ATTRIBUTED IN SUBSTITUTION OF THE PARTNERS' RIGHTS WHICH ARE TO BE EXTINGUISHED AND THE CRITERIA FOR DETERMINING THE SUBSTITUTION RATIOS

     (1) Number and Type of the Shares, to be Attributed in Substitution of the Partners' Rights which will be transferred to the Merging
          Company: 238,607.905 (two hundred thirty-eight thousand, six hundred and seven and nine hundred and five thousandths) of the Merging Company's common shares will be delivered for each quota of the Merged Company.

     (2) Rounding up of Share Fractions: Fractions of shares of the Merging Company which would be due to the quota holders of the Merged Company will not be taken into account.

     (3) Criterion used to Determine the Substitution Ratios: the substitution ratio of the quotas of the Merged Company by shares to be issued by the Merging Company was calculated on the basis of the economic-financial valuations of the

          Companies prepared by Banco Itau S.A. as at June 30, 2002, using the discounted cash flow criterion.

     (4) Calculation of the Substitution Ratio based on the Economic-Financial Valuations of the Companies: The result of the calculation of the substitution ratio for the exchange of quotas in the Merged Company by shares to be issued by the Merging Company based on the economic-financial valuations of the Companies mentioned in item (3) above, are shown below:

          ----------------------------------------------------------------------
                                            Merged Company       Merging Company
          ----------------------------------------------------------------------
          Company Value (R$):               1,083.7 million      2,507.5 million
          ----------------------------------------------------------------------
          Quantity of Quotas/Shares:                 96,000       53,000,000,000
          ----------------------------------------------------------------------
          Value per Quota/Share (R$):             11,288.54              0.04731
          ----------------------------------------------------------------------
          Substitution Ratio (Shares in
          the Merging Company for each
          quota in the Merged Company):         238,607.905
          -------------------------------------------------

     (5) Calculation of the Substitution Ratio based on the Equity Values at Market Prices (Article. 264): In accordance with article 264 of Law 6,404/76, Ernst & Young Auditores Independentes S/C has calculated the following substitution ratio for the Merged Company's quotas based on equity values at market prices:

          ----------------------------------------------------------------------
                                            Merged Company       Merging Company
          ----------------------------------------------------------------------
          Company Value (R$):                288,409,144.99       874,809,673.32
          ----------------------------------------------------------------------
          Quantity of Quotas/Shares:                 96,000       53,000,000,000
          ----------------------------------------------------------------------
          Value per Quota/Share (R$):              3,004.26              0.01651
          ----------------------------------------------------------------------
          Substitution Ratio - Article
          264, of Law 6,404/76
          (Shares of the Merging Company
          for each quota of the Merged
          Company):                             181,966.081
          -------------------------------------------------

II. THE CRITERIA FOR ESTABLISHING EQUITY VALUE, THE DATE ON WHICH THE VALUATION WILL BE BASED AND THE TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS


     (1) THE CRITERIA FOR ESTABLISHING EQUITY VALUE: For the purposes of calculating the increase in capital of the Merging Company, the value of the Merged Company's equity was based on book values.

     (2) THE DATE ON WHICH THE VALUATION WILL BE BASED: The valuation of the Merged Company's equity was based on figures for June 30, 2002.


     (3) TREATMENT OF SUBSEQUENT CHANGES IN EQUITY ACCOUNTS: Following the date of valuation based on the Merged Company's book value, any changes in balance sheet accounts will be absorbed by the Merging Company.


III. SOLUTION TO BE ADOPTED WHERE THE SHARES REPRESENTING THE CAPITAL OF ONE OF THE COMPANIES INVOLVED ARE HELD BY THE OTHER

The shares issued by the Merging Company but held by the Merged Company will be extinguished, new shares of the Merging Company being issued to the existing quota holders of the Merged Company. The Merging Company is not a quota holder of the Merged Company.


IV.  THE VALUE OF THE CAPITAL INCREASE OF THE MERGING COMPANY DUE TO THE MERGER

Should the Restructuring involving the Incorporation of Shares be concluded without any exercising of withdrawal rights in the case of both Merging Company and Oxiteno, then the capital stock of the Merging Company will be increased by up to R$ 438,157,351.79 (four hundred and thirty-eight million, one hundred and fifty-seven thousand, three hundred fifty-one reais and seventy-nine centavos), the total increasing up to R$ 872,013,950.44 (eight hundred seventy-two million, thirteen thousand nine hundred and fifty reais and forty-four centavos). The effective value of the capital increase will be confirmed on the ratification of the Incorporation of Shares.

V.   ALTERATIONS TO THE BYLAWS TO BE APPROVED FOR THE MERGER TO BECOME
     EFFECTIVE

The only alteration in the Merging Company's Bylaws necessary for the implementation of the Merger relates to the value of the capital stock and the number of shares this represents. The Merged Company, in turn, will be extinguished in the light of the Merger.

VI.  CORPORATE APPROVALS

For the implementation of the Merger, the Merging Company and the Merged Company will hold general shareholders' and quota holders' meetings respectively to deliberate on: (i) the Justification of the Merger; (ii) this Protocol; (iii) the hiring of Ernst & Young Auditores Independentes S/C, to calculate the value of the net assets to be incorporated and to provide the valuation of the equity of the Merging and Merged companies at market prices;
(iv) the hiring of Banco Itau S.A. to prepare the economic-financial valuations of the Merging and Merged companies for calculating the substitution ratio of the quotas of the Merged Company for shares to be issued by the Merging Company; (v) the valuation reports based on book value for the purposes of the capital increase; (vi) the valuation of the equity of the Merging and Merged companies at market prices; (vii) the economic-financial valuation report of the Merging and Merged companies (viii) the substitution ratio for the exchange of the Merged Company's quotas with shares in the Merging Company (ix) the Merger; and (x) the authorization of the quota holders of the Merged Company and the Shareholders of the Merging Company for the increase in the capital of the Merging Company to be affected immediately subsequent to the Merger.


VII. OTHER CONDITIONS TO WHICH THE MERGER IS SUBJECT

     (A) DISTRIBUTION OF NET PROFIT OF THE MERGING COMPANY: The shares issued following the Merger will have full rights to all declared dividends and interest on capital credited as from the delivery of the shares of the Merging Company.

     (B) WITHDRAWAL RIGHTS: The Merger will trigger the right of withdrawal by dissenting quota holders of the Merged Company, as registered in its Articles of Association of October 14, 2002.


     As provided under articles 45, paragraph 2 and 264, paragraphs 3 and 4 of Law 6,404/76, the Merged Company's dissenting quota holders may opt for the reimbursement value corresponding to R$ 3,019.73/ quota calculated on the basis of the book value of the shares on June 30, 2002. This is higher than the share value calculated on the same basis as at December 31, 2001 (R$ 2,763.22/quota).

     The reimbursement of the Merged Company's dissenting quota holders shall be affected in full up to the fifth business day following the ratification of the Merger according to the provisions of article 137, paragraph 3 of Law 6,404/76, except where dissenting quota holders request the raising of a special balance sheet up to 60 (sixty) days prior to the meeting which will deliberate upon the Merger. In this case, payment will be made by means of the deposit of 80% (eighty percent) of the reimbursed value on the same date as the deposit for the other shareholders, and the remainder within 4 (four) months as from the date of the general shareholders' meeting.

         (C) SUCCESSION: The Merging Company will assume active and passive responsibility with respect to the Merged Company's assets which will be transferred pursuant to provisions of this Protocol.


VIII. GENERAL PROVISIONS

     (1) This Protocol may not be changed unless the alteration is in written form and signed by all the Parties to the agreement.

     (2) Should any clause, provision, term or condition of this Protocol become invalid, the remaining clauses, provisions, terms and conditions not affected by this invalidation will not be affected.

     (3) The parties elect the District Court of the city of Sao Paulo in the State of Sao Paulo to settle any questions arising from the present Protocol, to the exclusion of any other court of law, however privileged it is or may become.

AND WITNESS WHEREOF, the Parties sign this instrument in 8 (eight) counterparts of identical content, together with witnesses as identified below.


                                        Sao Paulo, October 14, 2002.


                                        ULTRAPAR PARTICIPACOES S.A.

                                        /s/ Paulo Guilherme Aguiar Cunha
                                        ----------------------------------------
                                        Name:     Paulo Guilherme Aguiar Cunha
                                        Position: Chief Executive Officer

                                        /s/ Fabio Schvartsman
                                        ----------------------------------------
                                        Name:     Fabio Schvartsman
                                        Position: Chief Financial and Investor
                                                  Relations Officer


                                        GIPOIA PARTICIPACOES S/C LTDA.

                                        /s/ Paulo Guilherme Aguiar Cunha
                                        ----------------------------------------
                                        Name:     Paulo Guilherme Aguiar Cunha
                                        Position: Director

                                        /s/ Lucio de Castro Andrade Filho
                                        ----------------------------------------
                                        Name:     Lucio de Castro Andrade Filho
                                        Position: Director


WITNESSES:


1. /s/ Ana Paula Santoro Coria
   ------------------------------
   Name: Ana Paula Santoro Coria
   CPF: 130.325.788-25


2. /s/ Joao Marcos Cazula
   ------------------------------
   Name: Joao Marcos Cazula
   CPF: 101.226.938-84

                                                                         ITEM 7


                         Condominio Sao Luiz
[ERNST & YOUNG LOGO]     Torre I - 6 andar                  Telefone: 3165-5200
                         Av. Juscelino Kubitscheck, 1830    Telefax:  3078-6840
                         04543-900-Sao Paulo - SP Brasil



                          ULTRAPAR PARTICIPACOES S.A.
                          C.N.P.J. 33.256.439/0001-39



                       APPRAISAL REPORT ON BOOK NET WORTH

1.   OBJECTIVE

     ERNST & YOUNG Auditores Independentes S.C., registered at with the Regional Accounting Council of the Sao Paulo State under No.
     2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the Sao Paulo State at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5 / 6 andares, appointed as appraiser by the Management of Ultrapar Participacoes S.A. ("Company") to determine the value of book net worth at June 30, 2002 for the Company with its office in the capital of the Sao Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./ M.F. No. 33.256.439/0001-39, and bylaws filed with the Commercial Chamber of the Sao Paulo State under NIRE No. 35.300.109.724, to be used in case of merger of companies or equity to be submitted to the approval of Company shareholders, herein represented by its partner Mr. Claudio Goncalo Longo, accountant, registered with the Regional Accounting Council of the Sao Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of its work, which is composed of two pages and one attachment, initialed or signed, and issued in six original counterparts.


2.   METHODOLOGY AND CRITERION FOR APPRAISAL

     The appraisal was carried out using the accounting methodology, i.e. based on the amounts in accounting records and in the Journal, Trial Balances, General Ledger and further applicable accounting elements of the Company and its direct and indirect investees as of June 30, 2002, in conformity with articles 183 and 184 of Law No. 6404/76.

     We tracked the trial accounting balances to the accounting records to the extent deemed necessary and discussed with Management the balance sheet preparation criteria, especially focusing on the main balance sheet accounts, to assure that the accounting procedures originating in Brazil's Corporation Law have been complied with.

3.   CONCLUSION

     Accordingly, based on the amounts disclosed in the Attachment hereto, the undersigned appraiser concludes that the assets, rights and liabilities comprising the Company's net worth at June 30, 2002 amount to R$866,383,673.32 (eight hundred sixty-six million, three hundred eighty-three thousand, six hundred seventy-three reais and thirty-two cents).

     The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners or with any other company involved in the operation or in the operation to which this appraisal report is intended.

     Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.


                         Sao Paulo, September 17, 2002

                                 ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC2SP015199/O-6


                             Claudio Goncalo Longo
                         Accountant - CRC1SP065872/O-1

              Attachment to the Appraisal Report on Book Net Worth
                          ULTRAPAR PARTICIPACOES S.A.
                          C.N.P.J. 33.256.439/0001-39
                                   (In Reais)


ASSETS
Cash and banks                                                        81,846.36
Short-term investments                                           116,189,266.64
Taxes recoverable                                                 15,424,190.24
Related parties                                                   27,883,191.95
Deferred taxes and contributions                                   1,806,413.18
Investments                                                      787,604,845.70
                                                                 --------------
  Total assets                                                   948,989,754.07

LIABILITIES
Trade accounts payable                                               309,426.38
Provision for social charges                                         152,929.74
Dividends payable                                                     11,477.47
Related parties                                                   77,224,710.12
Other liabilities                                                  4,907,537.04
                                                                 --------------
  Total liabilities                                               82,606,080.75
                                                                 --------------

Net worth at June 30, 2002                                       866,383,673.32
                                                                 ==============

                                                                         ITEM 8


                         Condominio Sao Luiz
[ERNST & YOUNG LOGO]     Torre I - 6 andar                   Telefone: 3165-5200
                         Av. Juscelino Kubitscheck, 1830     Telefax:  3078-6840
                         04543-900-Sao Paulo - SP Brasil



                         GIPOIA PARTICIPACOES S/C LTDA.
                          C.N.P.J. 061.604.351/0001-04


                       APPRAISAL REPORT ON BOOK NET WORTH

1.   OBJECTIVE

     ERNST & YOUNG Auditores Independentes S.C., registered at with the Regional Accounting Council of the Sao Paulo State under No.
     2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the Sao Paulo State at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5 / 6 andares, appointed as appraiser by the Management of Gipoia Participacoes S/C Ltda. ("Company") to determine the value of book net worth at June 30, 2002 for the Company with its office in the capital of the Sao Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./ M.F. No. 61.604.351/0001-04, to be used in case of merger of companies or equity to be submitted to the approval of Company shareholders, herein represented by its partner Mr. Claudio Goncalo Longo, accountant, registered with the Regional Accounting Council of the Sao Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of its work, which is composed of two pages and one attachment, initialed or signed, and issued in six original counterparts.


2.   METHODOLOGY AND CRITERION FOR APPRAISAL

     The appraisal was carried out using the accounting methodology, i.e. based on the amounts in accounting records and in the Journal, Trial Balances, General Ledger and further applicable accounting elements of the Company and its direct and indirect investees as of June 30, 2002, in conformity with articles 183 and 184 of Law No. 6404/76.

     We tracked the trial accounting balances to the accounting records to the extent deemed necessary and discussed with Management the balance sheet preparation criteria, especially focusing on the main balance sheet accounts, to assure that the accounting procedures originating in Brazil's Corporation Law have been complied with.

3.   CONCLUSION

     Accordingly, based on the amounts disclosed in the Attachment hereto, the undersigned appraiser concludes that the assets, rights and liabilities comprising the Company's net worth at June 30, 2002 amount to R$289,894,144.99 (two hundred and eighty-nine million, eight hundred and ninety-four thousand and hundred and forty-four real and ninety nine cents).

     The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners or with any other company involved in the operation or in the operation to which this appraisal report is intended.

     Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.


                         Sao Paulo, September 17, 2002

                                 ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC2SP015199/O-6


                             Claudio Goncalo Longo
                         Accountant - CRC1SP065872/O-1

              Attachment to the Appraisal Report on Book Net Worth
                         GIPOIA PARTICIPACOES S/C LTDA.
                          C.N.P.J. 061.604.351/0001-04
                                   (In Reais)


ASSETS
Cash and banks                                                         1,863.02
Short-term investments                                                69,904.40
Taxes recoverable                                                      9,912.77
Other credits                                                              0.08
Judicial deposits                                                        405.54
Investments                                                      289,848,632.49
                                                                 --------------
  Total assets                                                   289,930,718.30

LIABILITIES
Trade accounts payable                                                22,317.06
Dividends payable                                                          0.04
Taxes and social contribution payable                                 14,256.21
                                                                 --------------
  Total liabilities                                                   36,573.31
                                                                 --------------

Net worth at June 30, 2002                                       289,894,144.99
                                                                 ==============

                                                                         ITEM 9


                         Condominio Sao Luiz
[ERNST & YOUNG LOGO]     Torre I - 6 andar                  Telefone: 3165-5200
                         Av. Juscelino Kubitscheck, 1830    Telefax:  3078-6840
                         04543-900-Sao Paulo - SP Brasil


                       OXITENO S.A. INDUSTRIA E COMERCIO
                          C.N.P.J. 62.545.686/0001-53


                       APPRAISAL REPORT ON BOOK NET WORTH

1.   OBJECTIVE

     ERNST & YOUNG Auditores Independentes S.C., registered at with the Regional Accounting Council of the Sao Paulo State under No.
     2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the Sao Paulo State at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5 / 6 andares, appointed as appraiser by the Management of Oxiteno S.A. Industria e Comercio ("Company") to determine the value of book net worth at June 30, 2002 for the Company with its office in the capital of the Sao Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./ M.F. No. 62.545.686/0001-53, and bylaws filed with the Commercial Chamber of the Sao Paulo State under NIRE No. 35.300.025.211, to be used in case of merger of companies or equity to be submitted to the approval of Company shareholders, herein represented by its partner Mr. Claudio Goncalo Longo, accountant, registered with the Regional Accounting Council of the Sao Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of its work, which is composed of two pages and one attachment, initialed or signed, and issued in six original counterparts.


2.   METHODOLOGY AND CRITERION FOR APPRAISAL

     The appraisal was carried out using the accounting methodology, i.e. based on the amounts in accounting records and in the Journal, Trial Balances, General Ledger and further applicable accounting elements of the Company and its direct and indirect investees as of June 30, 2002, in conformity with articles 183 and 184 of Law No. 6404/76.

     We tracked the trial accounting balances to the accounting records to the extent deemed necessary and discussed with Management the balance sheet preparation criteria, especially focusing on the main balance sheet accounts, to assure that the accounting procedures originating in Brazil's Corporation Law have been complied with.

3.   CONCLUSION

     Accordingly, based on the amounts disclosed in the Attachment hereto, the undersigned appraiser concludes that the assets, rights and liabilities comprising the Company's net worth at June 30, 2002 amount to R$767,293,021.16 (seven hundred and sixty-seven million, two hundred and ninety-three thousand and twenty-one real and sixteen cents).

     The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners or with any other company involved in the operation or in the operation to which this appraisal report is intended.

     Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.


                         Sao Paulo, September 17, 2002

                                 ERNST & YOUNG
                          Auditores Independentes S,C,
                                CRC2SP015199/O-6


                             Claudio Goncalo Longo
                         Accountant - CRC1SP065872/O-1

              Attachment to the Appraisal Report on Book Net Worth
                      OXITENO S.A. - INDUSTRIA E COMERCIO
                          C.N.P.J. 62.545.686/0001-53
                                   (In Reais)

ASSETS
Cash and banks                                                    3,648,327.54
Short-term investments                                          141,966,512.12
Clients                                                          30,339,963.04
Inventories                                                      33,875,842.60
Taxes recoverable                                                 9,735,242.29
Prepaid expenses                                                    582,490.97
Other credits                                                     1,284,339.90
Related parties                                                       4,000.00
Judicial deposits                                                   788,423.79
Deferred taxes and contributions                                  9,367,153.06
Other credits long term                                             493,615.71
Investments                                                     545,936,679.31
Fixed assets                                                    108,901,799.32
Deferred assets                                                   3,046,493.26
                                                              -----------------
  Total assets                                                  889,970,882.91

LIABILITES
Financing                                                        13,180,904.97
Trade accounts payable                                           11,906,720.68
Salaries and obligations payable                                  1,107,855.89
Provision for social charges                                     11,384,551.32
Dividends payable                                                   193,486.78
Taxes and social contribution payable                               575,556.09
Other liabilities                                                 9,761,689.71
Financing long term                                              26,202,997.72
Related parties                                                   5,812,235.74
Income tax and social contribution long term                     29,278,672.38
Other liabilities long term                                      13,273,190.47
                                                              -----------------
  Total liabilities                                             122,677,861.75
                                                              -----------------

Net worth at June 30, 2002                                      767,293,021.16
                                                              =================

                                                                        ITEM 10


                         Condominio Sao Luiz
[ERNST & YOUNG LOGO]     Torre I - 6 andar                  Telefone: 3165-5200
                         Av. Juscelino Kubitscheck, 1830    Telefax:  3078-6840
                         04543-900-Sao Paulo - SP Brasil


                          ULTRAPAR PARTICIPACOES S.A.
                          C.N.P.J. 33.256.439/0001-39


                   APPRAISAL REPORT ON NET WORTH MARKET VALUE


ERNST & YOUNG Auditores Independentes S.C., registered at the Regional Accounting Council of the Sao Paulo State under No. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the Sao Paulo State at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5 / 6 andares, appointed as appraiser by Management of Oxiteno S.A. Industria e Comercio ("Company") to determine net worth market value at June 30, 2002 for the Company with its office in the capital of the Sao Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./M.F. No. 62.545.686/0001-53, and bylaws filed with the Commercial Chamber of the Sao Paulo State under NIRE No. 35.300.025.211, to be used in future calculation of relations for share substitution purposes, herein represented by its partner Mr. Claudio Goncalo Longo, accountant, registered with the Regional Accounting Council of the Sao Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of this work, which is composed of four pages and one attachment, initialed or signed, and issued in six original counterparts.


1.   OBJECTIVE OF APPRAISAL

     Determination of net worth market value of the Company, for compliance with regulations applicable to calculation of share substitution relations provided for in article 264 of Law No. 6404, dated December 15, 1976 and article 4 of Law No. 10303, dated October 31, 2001.


2.   METHODOLOGY AND CRITERION FOR APPRAISAL

     2.1. APPRAISAL AT BOOK VALUE

          The primary net worth base, presented in the attachment, under the column "Book balance at June 30, 2002", is the carrying amount of assets and liabilities of the Company at June 30, 2002.

          The carrying amounts of assets and liabilities presented were determined based on the criteria defined in articles 183, 184 and 227 of Law No. 6404, dated December 15, 1976 and Brazilian Securities Commission Instruction No. 319, of December 3, 1999 and were the subject matter of an appraisal report having the same date of the present report but not attached herein.


     2.2. APPRAISAL AT MARKET VALUE

          Appraisal at market value of the Company's net worth was based on the carrying amounts adjusted by applicable appreciation or devaluation of its assets and liabilities, as follows:

          2.2.1. Investments

                 Investments of the Company were evaluated by the equity methodology applied to net worth of direct and indirect investees. Such net worth was determined at market value, following the criteria below:

                 a)   Inventories

                      Inventories were appraised at average sales price in July 2002, net of sales taxes, and adjusted to present value, considering an average inventory turnover and a discount interest rate of 1.54% per month, related to the SELIC variation in July 2002.

                 b)   Investments

                      Investments in subsidiaries and affiliated companies were appraised using the same criteria adopted by the Company for this.

                      Investments in other companies were appraised at market value considering quotations of shares of said companies on the Sao Paulo Stock Exchange by June 30, 2002.

          2.2.1. Investments--Continued

                 c)   Property, plant and equipment

                      Property, plant and equipment were appraised at market value at June 30, 2002, based on the Appraisal Report issued on September 16, 2002 by the company Approval Avaliacoes e Engenharia S/C Ltda., registered with the Regional Council of Engineering, Architecture and Agronomy under CREA No. 115.704-3. These assets were listed and described in the referred appraisal report which is maintained by the Company and made available to interested parties.

                 d)   Deferred charges

                      For projects classified in deferred charges, average return terms were calculated based on discounted projected cash flow and discounted to present value at the rate of 12% p.a., which was considered adequate as compared to financing funding similar projects of gas distribution companies.

                 e)   Deferred income and social contribution taxes

                      Deferred income and social contribution taxes were calculated at 34% on adjustments to market value of assets representing temporary differences.

                 f)    Other assets, rights and liabilities

                       These items were appraised based on their carrying amount, in conformity with the accounting practices originating in Brazil's Corporation Law because, owing to the nature of such items, they are already carried for realizable or payable amounts.

          2.2.2. Other assets and liabilities

                 These items were appraised based on their carrying amounts, in conformity with the accounting practices originating in Brazil's Corporation Law, because, owing to the nature of such items, they are already carried for realizable or payable amounts.


3.   CONCLUSION

     Based on balance sheet account balances at June 30, 2002, as mentioned in item 2.1 herein, the Company's book net worth amounts to R$866,383,673.32 (eight hundred sixty-six million, three hundred eighty-three thousand, six hundred seventy-three reais, thirty-two cents), which adjusted to market value of assets as mentioned in item 2.2 herein, results in market value of net worth of R$874,809,673.32 (eight hundred seventy-four million, eight hundred nine thousand, six hundred seventy-three reais and thirty-two cents), as presented in the attachment hereto.

     The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners of the Company or with any other company involved in the operation or in the operation to which this appraisal report is intended.

     Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.


                         Sao Paulo, September 17, 2002

                                 ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC2SP015199/O-6


                             Claudio Goncalo Longo
                         Accountant - CRC1SP065872/O-1

                Attachment to the Appraisal Report on Net Worth
                          ULTRAPAR PARTICIPACOES S.A.
                          C.N.P.J. 33.256.439/0001-39
                                   (In Reais)

                                                           Book             Appreciation of       Appraised market
                                                        balance at        assets appraised at    value at June 30,
                                                       June 30,2002           market value              2002
                                               --------------------------------------------------------------------
ASSETS
Cash and banks                                             81,846.36                     -             81,846.36
Short-term investments                                116,189,266.64                     -        116,189,266.64
Taxes recoverable                                      15,424,190.24                     -         15,424,190.24
Related parties                                        27,883,191.95                     -         27,883,191.95
Deferred taxes and contributions                        1,806,413.18                     -          1,806,413.18
Investments                                           787,604,845.70          8,426,000.00        796,030,845.70
                                               --------------------------------------------------------------------
  Total assets                                        948,989,754.07          8,426,000.00        957,415,754.07

LIABILITIES AND NET WORTH
Trade accounts payable                                    309,426.38                     -            309,426.38
Provision for social charges                              152,929.74                     -            152,929.74
Dividends payable                                          11,477.47                     -             11,477.47
Related parties                                        77,224,710.12                     -         77,224,710.12
Other liabilities                                       4,907,537.04                     -          4,907,537.04
                                               --------------------------------------------------------------------
  Total liabilities                                    82,606,080.75                     -         82,606,080.75
                                               --------------------------------------------------------------------

Net worth at June 30, 2002                            866,383,673.32          8,426,000.00        874,809,673.32
                                               ====================================================================

                                                                        ITEM 11


                         Condominio Sao Luiz
[ERNST & YOUNG LOGO]     Torre I - 6 andar                  Telefone: 3165-5200
                         Av. Juscelino Kubitscheck, 1830    Telefax:  3078-6840
                         04543-900-Sao Paulo - SP Brasil


                         GIPOIA PARTICIPACOES S/C LTDA.
                          C.N.P.J. 61.604.351/0001-04


                   APPRAISAL REPORT ON NET WORTH MARKET VALUE


ERNST & YOUNG Auditores Independentes S.C., registered at the Regional Accounting Council of the Sao Paulo State under No. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the Sao Paulo State at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5 / 6 andares, appointed as appraiser by Management of Gipoia Participacoes Ltda ("Company") to determine net worth market value at June 30, 2002 for the Company with its office in the capital of the Sao Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./M.F. No. 61.604.351/0001-04, to be used in future calculation of relations for share substitution purposes, herein represented by its partner Mr. Claudio Goncalo Longo, accountant, registered with the Regional Accounting Council of the Sao Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of this work, which is composed of four pages and one attachment, initialed or signed, and issued in six original counterparts.


1.   OBJECTIVE OF APPRAISAL

     Determination of net worth market value of the Company, for compliance with regulations applicable to calculation of share substitution relations provided for in article 264 of Law No. 6404, dated December 15, 1976 and article 4 of Law No. 10303, dated October 31, 2001.


2.   METHODOLOGY AND CRITERION FOR APPRAISAL

     2.1. APPRAISAL AT BOOK VALUE

          The primary net worth base, presented in the attachment, under the column "Book balance at June 30, 2002", is the carrying amount of assets and liabilities of the Company at June 30, 2002.

          The carrying amounts of assets and liabilities presented were determined based on the criteria defined in articles 183, 184 and 227 of Law No. 6404, dated December 15, 1976 and Brazilian Securities Commission Instruction No. 319, of December 3, 1999 and were the subject matter of an appraisal report having the same date of the present report but not attached herein.


     2.2. APPRAISAL AT MARKET VALUE

          Appraisal at market value of the Company's net worth was based on the carrying amounts adjusted by applicable appreciation or devaluation of its assets and liabilities, as follows:

          2.2.1. Investments

                 Investments of the Company were evaluated by the equity methodology applied to net worth of direct and indirect investees. Such net worth was determined at market value, following the criteria below:

                 a)   Inventories

                      Inventories were appraised at average sales price in July 2002, net of sales taxes, and adjusted to present value, considering an average inventory turnover and a discount interest rate of 1.54% per month, related to the SELIC variation in July 2002.

                 b)   Investments

                      Investments in subsidiaries and affiliated companies were appraised using the same criteria adopted by the Company for this.

                      Investments in other companies were appraised at market value considering quotations of shares of said companies on the Sao Paulo Stock Exchange by June 30, 2002.

          2.2.1. Investments--Continued

                 c)   Property, plant and equipment

                      Property, plant and equipment were appraised at market value at June 30, 2002, based on the Appraisal Report issued on September 16, 2002 by the company Approval Avaliacoes e Engenharia S/C Ltda., registered with the Regional Council of Engineering, Architecture and Agronomy under CREA No. 115.704-3. These assets were listed and described in the referred appraisal report which is maintained by the Company and made available to interested parties.

                 d)   Deferred charges

                      For projects classified in deferred charges, average return terms were calculated based on discounted projected cash flow and discounted to present value at the rate of 12% p.a., which was considered adequate as compared to financing funding similar projects of gas distribution companies.

                 e)   Deferred income and social contribution taxes

                      Deferred income and social contribution taxes were calculated at 34% on adjustments to market value of assets representing temporary differences.

                 f)   Other assets, rights and liabilities

                      These items were appraised based on their carrying amount, in conformity with the accounting practices originating in Brazil's Corporation Law because, owing to the nature of such items, they are already carried for realizable or payable amounts.

          2.2.2. Other assets and liabilities

                 These items were appraised based on their carrying amounts, in conformity with the accounting practices originating in Brazil's Corporation Law, because, owing to the nature of such items, they are already carried for realizable or payable amounts.

3.   CONCLUSION

     Based on balance sheet account balances at June 30, 2002, as mentioned in item 2.1 herein, the Company's book net worth amounts to R$289,894,144.99 (two hundred and eighty-nine million, eight hundred and ninety-four thousand and hundred and forty-four real and ninety-nine cents), which adjusted to market value of assets as mentioned in item 2.2 herein, results in market value of net worth of R$288,409,144.99 (two hundred and eighty-eight million, four hundred nine thousand and hundred and forty-four real and ninety-nine cents), as presented in the attachment hereto.

     The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners of the Company or with any other company involved in the operation or in the operation to which this appraisal report is intended.

     Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.


                         Sao Paulo, September 17, 2002

                                 ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC2SP015199/O-6


                             Claudio Goncalo Longo
                         Accountant - CRC1SP065872/O-1

                Attachment to the Appraisal Report on Net Worth
                         GIPOIA PARTICIPACOES S/C LTDA.
                          C.N.P.J. 61.604.351/0001-04
                                   (In Reais)


                                                      Book              Appreciation of       Appraised market
                                                   balance at         assets appraised at    value at June 30,
                                                  June 30,2002           market value               2002
                                              ------------------------------------------------------------------
ASSETS
Cash and banks                                         1,863.02                      -              1,863.02
Short-term investments                                69,904.40                      -             69,904.40
Taxes recoverable                                      9,912.77                      -              9,912.77
Other credits                                              0.08                      -                  0.08
Judicial deposits                                        405.54                      -                405.54
Investments                                      289,848,632.49         (1,485,000.00)        288,363,632.49
                                              ------------------------------------------------------------------
  Total assets                                   289,930,718.30         (1,485,000.00)        288,445,718.30

LIABILITIES
Trade accounts payable                                22,317.06                      -             22,317.06
Dividends payable                                          0.04                      -                  0.04
Taxes and social contribution payable
                                                      14,256.21                      -             14,256.21
                                              ------------------------------------------------------------------
  Total liabilities                                   36,573.31                      -             36,573.31
                                              ------------------------------------------------------------------

Net worth at June 30, 2002                       289,894,144.99         (1,485,000.00)        288,409,144.99
                                              ==================================================================

                                                                        ITEM 12


                         Condominio Sao Luiz
[ERNST & YOUNG LOGO]     Torre I - 6 andar                  Telefone: 3165-5200
                         Av. Juscelino Kubitscheck, 1830    Telefax:  3078-6840
                         04543-900-Sao Paulo - SP Brasil



                      OXITENO S.A. - INDUSTRIA E COMERCIO
                          C.N.P.J. 62.545.686/0001-53


                   APPRAISAL REPORT ON NET WORTH MARKET VALUE


ERNST & YOUNG Auditores Independentes S.C., registered at the Regional Accounting Council of the Sao Paulo State under No. 2SP015199/O-6 and with the National Corporate Taxpayers' Register under C.N.P.J./M.F. No. 61.366.936/0001-25, a civil partnership with principal place of business in the capital of the Sao Paulo State at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5 / 6 andares, appointed as appraiser by Management of Oxiteno
S.A. Industria e Comercio ("Company") to determine net worth market value at June 30, 2002 for the Company with its office in the capital of the Sao Paulo State at Avenida Brigadeiro Luis Antonio, 1343, registered with C.N.P.J./M.F. No. 62.545.686/0001-53, and bylaws filed with the Commercial Chamber of the Sao Paulo State under NIRE No. 35.300.025.211, to be used in future calculation of relations for share substitution purposes, herein represented by its partner Mr. Claudio Goncalo Longo, accountant, registered with the Regional Accounting Council of the Sao Paulo State under No. 1SP065872/O-1, issues this appraisal report with a view to formalizing the results of this work, which is composed of four pages and one attachment, initialed or signed, and issued in six original counterparts.


1.   OBJECTIVE OF APPRAISAL

     Determination of net worth market value of the Company, for compliance with regulations applicable to calculation of share substitution relations provided for in article 264 of Law No. 6404, dated December 15, 1976 and article 4 of Law No. 10303, dated October 31, 2001.


2.   METHODOLOGY AND CRITERION FOR APPRAISAL

     2.1. APPRAISAL AT BOOK VALUE

          The primary net worth base, presented in the attachment, under the column "Book balance at June 30, 2002", is the carrying amount of assets and liabilities of the Company at June 30, 2002.

          The carrying amounts of assets and liabilities presented were determined based on the criteria defined in articles 183, 184 and 227 of Law No. 6404, dated December 15, 1976 and Brazilian Securities Commission Instruction No. 319, of December 3, 1999 and were the subject matter of an appraisal report having the same date of the present report but not attached herein.


     2.2. APPRAISAL AT MARKET VALUE

          Appraisal at market value of the Company's net worth was based on the carrying amounts adjusted by applicable appreciation or devaluation of its assets and liabilities, as follows:

          Inventories

          Inventories were appraised at average sales price in July 2002, net of sales taxes, and adjusted to present value, considering an average inventory turnover and a discount interest rate of 1.54% per month, related to the SELIC variation in July 2002.

          Investments

          Investments of the Company were evaluated by the equity methodology applied to net worth of investees. Such net worth was determined at market value, following the same criteria adopted for the Company.

          Investments in other companies were appraised at market value considering quotations of shares of said companies on the Sao Paulo Stock Exchange by June 30, 2002.

          Property, plant and equipment

          Property, plant and equipment were appraised at market value at June 30, 2002, based on the Appraisal Report issued on September 16, 2002 by the company Approval Avaliacoes e Engenharia S/C Ltda., registered with the Regional Council of Engineering, Architecture and Agronomy under CREA No. 115.704-3. These assets were listed and described in the referred appraisal report which is maintained by the Company and made available to interested parties.

          Deferred income and social contribution taxes

          Deferred income and social contribution taxes were calculated at 34% on adjustments to market value of assets representing temporary differences.

          Other assets, rights and liabilities

          These items were appraised based on their carrying amount, in conformity with the accounting practices originating in Brazil's Corporation Law because, owing to the nature of such items, they are already carried for realizable or payable amounts.


3.   CONCLUSION

     Based on balance sheet account balances at June 30, 2002, as mentioned in item 2.1 herein, the Company's book net worth amounts to R$767,293,021.16 (seven hundred and sixty-seven million, two hundred and ninety-three thousand and twenty-one real and sixteen cents) which adjusted to market value of assets as mentioned in item 2.2 herein, results in market value of net worth of R$762,366,021.16 (seven hundred and sixty-two million, three hundred and sixty-six thousand and twenty-one real and sixteen cents), as presented in the attachment hereto.

     The appraiser hereby declares, for any purposes, that it does not have any business connection with the Company other than the services it provided for issuance of this appraisal report. The appraiser also declares not to have any conflict or pooling of interests, whether current or potential, with shareholders or partners of the Company or with any other company involved in the operation or in the operation to which this appraisal report is intended.

     Also, the appraiser herein declares that shareholders or company management placed no limitations to the work carried out.



                         Sao Paulo, September 17, 2002

                                 ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC2SP015199/O-6


                             Claudio Goncalo Longo
                         Accountant - CRC1SP065872/O-1

                Attachment to the Appraisal Report on Net Worth
                      OXITENO S.A. - INDUSTRIA E COMERCIO
                          C.N.P.J. 62.545.686/0001-53
                                   (In reais)

                                                                         Appreciation
                                                            Book          of assets          Appraised
                                                         balance at      appraised at     market value at
                                                        June 30,2002     market value      June 30, 2002
                                                       --------------   --------------    --------------
ASSETS
Cash and banks                                           3,648,327.54                -      3,648,327.54
Short-term investments                                 141,966,512.12                -    141,966,512.12
Clients                                                 30,339,963.04                -     30,339,963.04
Inventories                                             33,875,842.60    13,798,000.00     47,673,842.60
Taxes recoverable                                        9,735,242.29                -      9,735,242.29
Prepaid expenses                                           582,490.97                -        582,490.97
Other credits                                            1,284,339.90                -      1,284,339.90
Deferred taxes and contributions                         9,367,153.06                -      9,367,153.06
Related parties                                              4,000.00                -          4,000.00
Judicial deposits                                          788,423.79                -        788,423.79
Other credits long term                                    493,615.71                -        493,615.71
Investments                                            545,936,679.31   (18,506,000.00)   527,430,679.31
Fixed assets                                           108,901,799.32     3,184,000.00    112,085,799.32
Deferred assets                                          3,046,493.26                -      3,046,493.26
                                                       --------------   --------------    --------------
  Total assets                                         889,970,882.91    (1,524,000.00)   888,446,882.91

LIABILITES
Financing                                               13,180,904.97                -     13,180,904.97
Trade accounts payable                                  11,906,720.68                -     11,906,720.68
Salaries and obligations payable                         1,107,855.89                -      1,107,855.89
Provision for social charges                            11,384,551.32                -     11,384,551.32
Dividends payable                                          193,486.78                -        193,486.78
Taxes and social contribution payable                      575,556.09     3,403,000.00      3,978,556.09
Other liabilities                                        9,761,689.71                -      9,761,689.71
Financing long term                                     26,202,997.72                -     26,202,997.72
Related parties                                          5,812,235.74                -      5,812,235.74
Income tax and social contribution long term            29,278,672.38                -     29,278,672.38
Other liabilities long term                             13,273,190.47                -     13,273,190.47
                                                       --------------   --------------    --------------
  Total liabilities                                    122,677,861.75     3,403,000.00    126,080,861.75
                                                       --------------   --------------    --------------

Net worth at June 30, 2002                             767,293,021.16    (4,927,000.00)   762,366,021.16
                                                       ==============   ==============    ==============

                                                                        ITEM 13


[GRAPHIC OMITTED]

                                                  Reorganization of Grupo Ultra

                                                              Valuation Results

                                                             ULTRA OXITENO LOGO


Itau Corporate Bank Logo


                                                             October 14th, 2002

DISCLAIMER
-------------------------------------------------------------------------------

[] Banco Itau S.A. ("Itau") has been engaged by the management of Ultrapar Participacoes S.A to prepare valuations for Ultrapar Participacoes S.A. ("Ultrapar"), Oxiteno S.A. - Industria e Comercio ("Oxiteno") and Gipoia Participacoes S/C Ltda ("Gipoia", and when mentioned together, the "Companies"), for the Reorganization intended by the Companies' management. The reorganization contemplates the issuance of Ultrapar shares in exchange for all outstanding shares of Oxiteno and the merging of Gipoia into Ultrapar, extinguishing Gipoia. The reorganization will be carried out pursuant to the Brazilian Corporate law, rules and accounting principles ("Reorganization").

[] This document was prepared for the exclusive use of the Companies in connection with the intended Reorganization, not conferring the right to reproduce, transmit, disseminate or redistribute this document for any purpose, except to address the legal requirements of the Reorganization. The objective of this document is to present the results of the valuations for the Companies. This document does not represent a recommendation regarding any transaction related to any of the Companies or any other company that is part of Grupo Ultra.

[] The valuations were prepared in accordance with information provided by the Companies' management, by consultants and obtained from other public sources.

[] No other examination has been carried out by Itau in order to verify or confirm the accuracy or veracity of the information provided by the Companies' management, by consultants or by any other public source of information used in the valuations.

[] The analysis, projections, assumptions, forecasts and conclusions presented herein involve some degree of uncertainty that can significantly affect the results of the valuations presented in this document. There is no guarantee that any of the estimates or projections used herein will be effective. The actual future results eventually reported may be significantly different from those presented herein. The final results of the valuations can also be affected significantly by changes in market conditions.

DISCLAIMER
-------------------------------------------------------------------------------

[] Itau declares that there is no material conflict of interest, either actual or potential, with the controlling or minority shareholders of the Companies and the other companies of the Grupo Ultra, their respective partners, or regarding the Reorganization.

[] Banco Itau S.A. declares that it maintains an usual business relationship and practices regular financial market transactions with Grupo Ultra, in addition to having been engaged to prepare the valuations for the Companies in the context of the Reorganization. Itau declares further that it holds 185,185,000 preferred shares issued by Ultrapar, representing 0,35% of all Ultrapar shares.

[] In accordance with the information provided by the Companies' management, Ernst & Young Auditores Independentes S/C ("Ernst & Young") has been engaged to carry out auditing procedures of the financial statements of the Companies, which have been considered in conformity with accounting principles prescribed by Brazilian corporate law. Ernst & Young was also responsible for preparing the required accounting reports pursuant to Brazilian corporate law.

[] Itau has engaged the law firm Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados to carry out the (i) analysis of potential future impacts and/or restrictions imposed by the most relevant financing and commercial agreements of the companies involved in Reorganization and their subsidiaries, and (ii) evaluation of the procedures and controls adopted by the Companies and their subsidiaries concerning civil, tax and environmental proceedings and claims. The analysis and evaluation were carried out with information and documents provided by the Companies' and their subsidiaries' management.

[] The present document is a free translation of its original in Portuguese, prepared in accordance to Brazilian laws and regulations to comply with Brazilian legal requirements for the Reorganization. Accounting principles and standards herein are those applicable in Brazil ("Brazilian GAAP"). Investors resident and/or domiciled in any jurisdiction other than Brazil are individually responsible for observing and complying with any eventual specific requirements applicable in their own jurisdictions.

[] This material is not intended as an offer or solicitation for purchase, sale or exchange of any financial instrument

Document Organization
-------------------------------------------------------------------------------

  *  Executive Summary

     Oxiteno

     Ultrapar

     Gipoia

     Exchange Ratio

     Attachment I - Ultragaz

     Attachment II - Tequimar and Transultra

     Attachment III - Macroeconomic Assumptions

     Attachment IV - Cost of Capital

Executive Summary
-------------------------------------------------------------------------------

[] This report presents the results of the Companies' valuations prepared using the discounted cash flow ("DCF") methodology for the purpose of the intended Reorganization.

[] For the purposes of determining Ultrapar's economic values, valuations were made using the DCF analysis for those companies considered to be of major importance, namely: Ultragaz Participacoes S.A. ("Ultragaz"), Oxiteno, Terminal Quimico de Aratu S/A ("Tequimar") e Transultra S/A ("Transultra"). Other relevant companies were evaluated on the basis of their adjusted stockholder's equity to current market prices (pursuant to Brazilian Corporate Law) as of June 30, 2002 financial statements, with the referred information being provided by the Companies' management.

[] The DCF methodology was considered the most appropriate for the Companies' valuations as it is the most commonly used methodology in the financial markets and reflects future expectations of performance and not merely past perfomance.

[] Forecasts were made, in nominal Reais, for the period 2003 to 2012, and then perpetuated from 2013 forward. The projected cash flows were converted to United States Dollar ("USD") and discounted at the discount rate obtained using the weighted average cost of capital ("WACC"), in USD, for each company. In the last section of this document, we describe the methodology used to calculate the WACC for the valuation of each company based on the DCF methodology.

[] The forecasts were based on assumptions provided by the Companies' Management and by specialized consultants, notably Chem Systems, which provided Itau with forecasted prices for ethylene, mono ethylene glycol ("MEG") and liquefied petroleum gas ("LPG"). The most significant assumptions used in the valuation process are described herein.

[] Future tax or operational benefits that might arise from the present restructuring of the Grupo Ultra were not considered in the valuations.

Executive Summary
-------------------------------------------------------------------------------

                                                         Valores em R$  milhoes

[] The final results of the valuations are shown in the simplified organization structure chart below:


                                             ULTRA S/A                          EV = Enterprise Value.
                                                 |
                                                 |
    99.8% V -------------------------------------|
    99.8% T |                                    |
            |        EV             1,083.6      |
            v        Net Debt           0.1      |
          GIPOIA     ----------------------      |
                     Equity Value   1,083.7      |
                                                 |
        |  ------------------------------------  |   29.8% V
        |   39.6% V                            | |   21.4% T
        |   28.4% T                            v v
        |                                    ULTRAPAR
        |                                Participacoes S.A     Equity Value 2,507.5
        |                                        |
        |                                        |
        |                                        |
        |                                        |                              100.0% V
     LPG Distribution                   Petrochemical 2nd generation            100.0% T  Transport/Storage
        | --------------------------------------------------------------------------------
        | |                                      |                                        |
        | |                                      |                                        v
        | |                                      |                                 ULTRACARGO--------
22.9% V | | 77.1% V                     65.4% V  |                                        |          |
22.9% T | | 77.1% T                     47.9% T  |                                        |          |
        v v                                      v    EV            1,361.2               |          |
   ULTRAGAZ    EV           1,903.7     OXITENO S/A   Net Debt        261.7     100.0% V  |  40.0% V |
               Net Debt      (281.4)             |    Investments      52.1     100.0% T  |  42.0% T |
               --------------------              |    ---------------------               v          |
               Equity Value 1,622.3              |    Equity Value  1,675.1        TRANSULTRA        |  EV             41.4
                                        20.0% V  |                                        |          |  Net Debt       22.6
               [ULTRAGAZ LOGO]          19.0% T  |    [OXITENO LOGO]                      |          |  -------------------
                                                 |                                        |  40.0% V |  Equity Value   64.0
                                                 ----------------------------------       |  38.0% T |
                                                                                   |      |          |
                                                                                   v      v          |  EV            126.8
                                                                                   TEQUIMAR<---------   Net Debt       36.5
                                                                                                        -------------------
                                                                                                        Equity Value  163.3

Executive Summary
-------------------------------------------------------------------------------

[] As a result of the valuations, the Exchange Ratios between Oxiteno's and Ultrapar's shares and between Ultrapar's shares and Gipoia's quotas were determined.

[]  The values obtained are shown below"


          Ultrapar x Oxiteno
          Exchange Ratio:                                           735.151
          No. of Ultrapar shares for each Oxiteno's share)


          Ultrapar x Gipoia
          Exchange Ratio:
          No. of Ultrapar shares for each Gipoia's quota)       238,607.905

Document Organization
-------------------------------------------------------------------------------

     Executive Summary

  *  Oxiteno

     Ultrapar

     Gipoia

     Exchange Ratio

     Attachment I - Ultragaz

     Attachment II - Tequimar and Transultra

     Attachment III - Macroeconomic Assumptions

     Attachment IV - Cost of Capital

Oxiteno                                                            OXITENO LOGO
-------------------------------------------------------------------------------

[] Oxiteno is a second generation petrochemical company, processing basic petrochemical products, supplied by the first generation companies: Braskem S/A ("Braskem"), Petroquimica Uniao S/A ("PQU") e Companhia Petroquimica do Sul ("Copesul").

[] Oxiteno is the sole Brazilian producer of Ethylene Oxide, Ethylene Glycol, Ethanolamine, Glycol Ethers and Metil- Ethyl-Ketone. Oxiteno is also a leading producer of specialty chemicals. Oxiteno's plants are located in Camacari (BA), Triunfo (RS), Tremembe (SP) and Maua (SP).

[]  Oxiteno's historical financial performance data are shown below:


     R$ Millions                    Oxiteno
                                    Sales by Product and Market
                                   --------------------------------------------
                                    Final Product              % Sales Revenue
                                    Specialty Chemicals                72%
                                    MEG                                28%

                                    Market                     % Sales Revenue
                                       Brazil                          68%
                                       Exports                         32%
                                   --------------------------------------------
                                                              Figures from 2001

[A bar and line graph representing the information contained in the following table has been omitted.]

                              2000           2001           1S02
                              ----           ----           ----
Net Sales Revenue             686            832            350
EBITDA                        132            177             61
Net Profit                    108            124             67
EBITDA Margin                  19%            21%            17%

Oxiteno                                                            OXITENO LOGO
-------------------------------------------------------------------------------

General View of Business Structure

       RAW MATERIAL                PRODUCT USES                                                SALES
       ------------                ------------                                 -------------------------------------
                                                                                Th. tons/year  R$ millions  % revenue

                                                                     Domestic
                                                                     Market
                                                                       -------->       84         109          13%
                                          ---------------------        |
                          --------      ->         MEG         --------|
--------                  Ethylene      | ---------------------        |
Ethylene ------------->     Oxide ---   | o PET bottles                -------->       125        125          15%
--------                  --------   |  | o Polyester                Exports
                            Own      |  |
Copene                  Consumption  |  |                                              ---        ---         ----
PQU                                  |  |                            Sub-total         209        234          28%
54% variable                         |--|
cost                                 |  |
                            ------   |  |                            Domestic
                            Other    |  |                            Market
                            Inputs --   |                              -------->       173        457          55%
                            ------      | -------------------          |
                                        ->Specialty Chemicals--------- |
                                          -------------------          -------->
                                          o Cosmetics                                   64        142          17%
                                          o Detergents               Exports
                                          o Agric. chemicals                           ---        ---         ----
                                          o Paints and varnishes     Sub-total         237        599          72%
                                          o Functional Fluids                   ----------------------------------
                                          o Sundry                   TOTAL             446        833         100%

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------


| Sales Revenue Breakdown

|             Assumption                                                          Rationale
| Production  ------------------------------------------------------------------  -------------------------------------------------
o Capacity    [] Ethylene acquisition in the international market not feasible.   - Volatile product, complex logistics, expensive
              [] Mono-ethylene glycol (MEG)                                         freight charges
                 - Maximum capacity = 413 th. tons/year
                                                                                  - Limited to 1.82 x ethylene supply capacity of
                                                                                    Braskem and PQU.
              [] Specialty chemicals
                 - Maximum capacity = 561 th. tons/year                           - Limited to 2.47 x ethylene supply capacity of
                                                                                     Braskem and PQU.

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

| Sales Revenue Breakdown
|
|                 Assumption                                          Rationale
| Volume of       --------------------------------------------        -------------------------------------------------------------
o Sales           [] Domestic Market
                     - MEG:                 5% growth per year        - In line with consumption growth in mature markets (PET)
                     - Specialty chemicals: Growth = GDP              - In line with long- term growth of chemical products
                                                                        (Source: Abiquim)


                             Domestic Sales Market
                                (th. tons/year)


[A line graph representing the information contained in the following table has been omitted.]

                2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
               ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
MEG             77.47     81.34     85.41     89.68     94.17     98.87    103.82    109.01    114.46    120.18    120.31
Specialty      186.75    191.79    198.51    205.45    213.26    221.79    230.66    239.89    249.49    259.46    269.84
Chemicals

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

| Sales Revenue Breakdown
|
|             Assumption                                                                  Rationale
| Volume of   ------------------------------------------------------------------------    -----------------------------------------
o Sales       [] Foreign Market

                 - MEG

                   - Mercosur:           Recovery to 2001 levels by 2004                  - Recovery in Argentine market + re-export
                                         (approximately 31 th tons)                         to Brazil
                                         From 2005 forward, growth of 5% per year
                                         From 2009 forward, decreases gradually           - In line with growth in domestic MEG
                                                                                            demand.
                   - Other Countries:    Decreases gradually as the volume increases
                                         in other markets.                                - Redirection of mix due to capacity
                                                                                            restrictions and because of finer
                 - Specialty Chemicals

                   - Mercosur:           Recovery to 2001 levels by 2005.
                                         (approximately 20 th. tons)
                                         From 2006 forward, growth of 4% per year         - Recovery in Argentine market

                   - Other countries:    Growth of 3.5% per year                          - Correlation with Argentine GDP

                                                                                          - Estimate World GDP growth rate


                                 Exports                                                       Exports
                                   MEG                                                   Specialty Chemicals
                            (th. tons/year)                                                (th. tons/year)


[A line graph representing the information contained in the following table has been omitted.]

                2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
               -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
Mercosur       18.00     27.00     29.70     31.19     32.74     34.38     36.10     37.91     25.61     10.20         0
Other          87.96     89.46     75.19     62.30     48.41     33.75     18.45      2.48         0         0         0
Countries

[A line graph representing the information contained in the following table has been omitted.]

                2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
               -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
Mercosur       14.60     17.52     19.27     20.24     21.25     22.10     22.98     23.90     24.86     25.85     26.88
Other          47.27     48.92     50.63     52.41     54.24     56.14     58.10     60.14     62.24     64.42     66.68
Countries

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

| Sales Revenue Breakdown
|
|             Assumption                                                                 Rationale
|             -----------------------------------------------------------------------    -------------------------------------------
o Prices      [] Domestic Market
|                - MEG:                 US$ Gulf Coast Prices + historical margin        - Forecasts provided by Chemsystems
                 - Specialty Chemicals: Price fluctuation = 10% MEG price fluctuation    - In line with petrochemical cycles, but
                                                                                           with less volatility.



                           Ethylene Price Forecasts

[A line graph representing ethylene price forcasts for the following

* USGC MID
* WE MID
* USGC HIGH
* WE HIGH

which range from 400 to 1,000 USD/ton for the periods 1995 - 2001 has been omitted.]

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

| Sales Revenue Breakdown
|
|              Assumption                                                                Rationale
o Prices       ----------------------------------------------------------------------    ------------------------------------------

               [] External Market

                  - Price forecasts for the external market
                    tied to Brazilian prices, by price
                    differences for each specific market.

                  - MEG

                    - Mercosur             Domestic market MEG prices plus/less price    - Historical prices, last 5 years
                                           difference

                    - Other Countries      Domestic market MEG prices plus/less price    - Historical prices, last 5 years
                                           difference

                  - Specialty Chemicals

                    - Mercosur             Domestic market specialty chemical prices     - Historical prices, last 5 years
                                           plus/less price difference

                    - Other Countries      Domestic market specialty chemical            - Historical prices, last 5 years
                                           prices plus/less price difference

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

| Costs
|                 Assumption                                                       Rationale
|                 --------------------------------------------------------------   ------------------------------------------------
|-o Fixed         [] R$ 39 MM (excluding depreciation), unchanged in real terms.   - Figures for 1H02, largely payroll
|
|                 [] Ethylene
|-o Variable
                      - Volume                Maximum supply = 227 th. tons        - Supply agreement with Braskem for 197 th tons /
                                                                                     year until 2012, remainder from PQU.
                      - Price                 Forecast provided by
                                              Chemsystems + margin                 - Historical value, figures 1H02

                  [] Others

                      - Prices linked to US$, unchanged in real terms              - Historical values / ton

                      - Prices linked to R$,  unchanged in real terms              - Historical values / ton


                                     Costs
                                 (R$ millions)

[A bar graph representing the information contained in the following table has been omitted.]

                    2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
                    -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
Variable Costs      517       713       788       745       726       714       741       815       895       1029      985
Fixed Costs          74        78        82        86        89        93        97       101       105       109       114

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

   Expenses
|
|                Assumption                                                                    Rationale
|                ---------------------------------------------------------------------         ------------------------------------
|-o Fixed        [] Administrative expenses = R$ 58,4 million in 2002, unchanged in            - Historical values
|                   real terms.
|
|-o Variable     [] Domestic Market 2002 = R$ 65 / ton (sales), unchanged in real              - Historical values
                    terms

                 [] External Market 2002 = US$ 75 / ton (sales), unchanged in real             - Historical values
                    terms


                                    Expenses
                                 (R$ millions)

[A bar graph representing the information contained in the following table has been omitted.]

                    2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
                    -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
Variable             65        78        80        82        84        86        87        88        89        90        93
Fixed                58        62        65        68        71        74        77        80        83        86        90

Principal Assumptions                                              OXITENO LOGO
-------------------------------------------------------------------------------

 Investments
|
|                       Assumption                                              Rationale
|                       -----------------------------------------------------   ---------------------------------------------------
|
|-o Permanent           [] Maintenance = US$ 25 mm / year, figures for 2002,    - Depreciation replacement + capacity increase
|   Assets                 unchanged in real terms.                               (specialty chemicals)






 Taxes
|
|                       Assumption                                              Rationale
|                       -----------------------------------------------------   ---------------------------------------------------
|
|-o Inc.                [] Camacari Income: Tax exemption until 2006, 19% in    - Sudene* tax benefits
    Tax/Soc.               2007 and 2012, 22% from 2009 until 2013
    Contrib.
                        [] Social Contribution 9% annually



                                                                                 *Superintendencia do Desenvolvimento do Nordeste
                                                                                  Government agency for the northeast development

Oxiteno: Cash Flow                                                                                                     OXITENO LOGO
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         R$ million
                                         2002    2003    2004    2005    2006    2007    2008    2009    2010     2011     2012
NET REVENUE                             882.8  1194.0  1383.3  1316.1  1272.2  1269.5  1336.4  1478.5  1655.3   1876.0   1817.9
  Growth                                  6.1%   35.3%   15.9%  -4.9%   -3.3%   -0.2%     5.3%   10.6%   12.0%    13.3%   -3.1%

DIRECT COSTS                           (590.5) (789.2) (868.3) (828.9) (812.9) (804.4) (835.6) (913.1) (997.4) (1134.7) (1095.1)
  VARIABLE                             (516.7) (710.8) (785.9) (743.0) (723.5) (711.3) (738.7) (812.3) (892.4) (1025.4)  (981.3)
  FIXED                                 (73.8)  (78.5)  (82.5)  (85.9)  (89.4)  (93.1)  (96.9) (100.8) (105.0)  (109.3)  (113.8)

GROSS MARGIN                             33.1%   33.9%   37.2%   37.0%   36.1%   36.6%   37.5%   38.2%   39.7%    39.5%    39.8%

OPERATING EXPENSES                     (123.7) (139.7) (145.5) (150.0) (154.5) (158.9) (163.4) (167.8) (172.3)  (176.7)  (182.5)
  VARIABLE                              (65,3)  (77,6)  (80,3)  (82,1)  (83,8)  (85,3)  (86,7)  (88,1)  (89,2)   (90,2)   (92,5)
  FIXED                                 (58.4)  (62.1)  (65.2)  (67.9)  (70.7)  (73.6)  (76.6)  (79.8)  (83.0)   (86.4)   (90.0)

EBITDA                                  168.5   265.1   369.4   337.2   304.8   306.2   337.4   397.6   485.7    564.7    540.3
EBITDA MARGIN                            19.1%   22.2%   26.7%   25.6%   24.0%   24.1%   25.2%   26.9%   29.3%    30.1%    29.7%

DEPRECIATION AND AMORTIZATION            35.3    40.5    45.9    51.6    57.4    63.5    69.9    76.5    83.4     90.6     98.1

EBIT                                    133.2   224.6   323.5   285.7   247.4   242.7   267.5   321.0   402.3    474.0    442.2
EBIT MARGIN                              15.1%   18.8%   23.4%   21.7%   19.4%   19.1%   20.0%   21.7%   24.3%    25.3%    24.3%

TAXES                                   (14.6)  (24.7)  (35.6)  (31.4)  (27.2)  (69.6)  (76.7) (100.6) (126.0)  (148.5)  (138.5)
  INCOME TAX                             (2.7)   (4.5)   (6.5)   (5.7)   (4.9)  (47.7)  (52.6)  (71.7)  (89.8)  (105.9)   (98.7)
  SOCIAL CONTRIBUTION                   (12.0)  (20.2)  (29.1)  (25.7)  (22.3)  (21.8)  (24.1)  (28.9)  (36.2)   (42.7)   (39.8)

Effective Inc Tax/Soc. Contrib. rate   -11.0%  -11.0%  -11.0%  -11.0%  -11.0%  -28.7%  -28.7%  -31.3%  -31.3%   -31.3%   -31.3%

INVESTMENTS                             (72.3) (112.8) (102.9)  (77.0)  (83.1)  (91.4) (103.1) (115.6) (123.6)  (132.9)  (105.5)
  PROPERTY, PLANT AND EQUIPMENT         (69.2)  (77.4)  (81.3)  (84.6)  (88.1)  (91.7)  (95.5)  (99.4) (103.5)  (107.7)  (112.1)
  WORKING CAPITAL                        (3.2)  (35.5)  (21.6)    7.7     5.0     0.3    (7.6)  (16.2)  (20.1)   (25.1)     6.6

FREE CASHFLOW R$ millions                81.5   127.5   231.0   228.8   194.5   145.2   157.6   181.4   236.1    283.3    296.2

Average Foreign Exchange Rate (R$/US$)   2.78    3.22    3.32    3.39    3.46    3.53    3.60    3.67    3.75     3.83     3.91

FREE CASHFLOW (US$ millions)             29.3    39.6    69.6    67.6    56.3    41.2    43.8    49.4    63.0     74.0     75.9


Valuation Oxiteno                                                                                        LOGO OXITENO
---------------------------------------------------------------------------------------------------------------------

Discount rate

[ ]   Percentage of Debt (D/D+E)                    34.0% |
                                                          |
[ ]   Tax Rate (T)                                  34.0% |
                                                          |
[ ]   Cost of Debt (Kd)                             15.0% >           D                      E
                                                          |  WACC=  -----    (1- T)   K  + -----  K
[ ]   Percentage of Equity        (E/D+E)           66.0% |         D + E              d   D + E    e
                                                          |
[ ]  Cost of Equity (Ke)                           17.2%  |                  WACC
 -   Ke = Risk Free Rate + Sovereign Risk +                                  14.7%
          Beta x Market Risk
     Ke = 4% +  9,0%  +  0,70  x  6,1%                       NPV CashFlow 2003/2012 =  R$ 899.5 MM (+)

                                                          |  NPV Perpetuity         =  R$ 461.7 MM (+)
                                                          |
                                                          |  Enterprise Value (EV)  =  R$ 1,361.2 MM (=)
                                                          |  Net Cash               =  R$ 261.7 MM (+)
                                                          |  Equity Value           =  R$ 1,622.9 MM
                                                          |  Investments in Tequimar, Norquisa and PQU not included
                                                          |
[ ] Perpetuity                                            |
           o Perpetuity growth of 3.5% per year           |
             from 2013 forward                    --------|



Oxiteno's Value                                                                                                LOGOS
---------------------------------------------------------------------------------------------------------------------

 [ ] The final value for Oxiteno was calculated adding the value of its own business to the value of the stakes in
     Tequimar, Norquisa and PQU as shown below:

Calculation of Oxiteno's Value

                                                                                                      Oxiteno's
                                       Enterprise       Net            Equity         Stakes held  Share in the
                                       Value            Debt           Value          by Oxiteno   Equity Value
                                       R$ MM            R$ MM          R$ MM          %                R$ MM
                                       ------------------------------------------------------------------------
Oxiteno                                1,361.2     -    (261.7)    =   1,622.9    x   100.0%       =   1,622.9

Tequimar                               126.8       -    (36.5)     =   163.3      x   19.0%        =   31.0

Norquisa                                                                 109.6    x   8.7%         =   9.5
(Stockholders' equity evaluated
at market prices)
PQU                                                                      616.8    x   1.9%         =   11.7
(Stockholders' equity evaluated
at market prices )
---------------------------------------------------------------------------------------------------------------------
                                                                     Equity Value Oxiteno     =   1,675.1
                                                                     (including investments)


Document Organization
--------------------------------------------------------------------------------

          Executive Summary

          Oxiteno

          Ultrapar
          --------

          Gipoia

          Exchange Ratio

          Attachment I - Ultragaz

          Attachment II - Tequimar and Transultra

          Attachment III - Macroeconomic Assumptions

          Attachment IV - Cost of Capital


Ultrapar
---------------------------------------------------------------------------------------------------------------------

Ultrapar

[ ]  Ultrapar is a holding company, the most significant investments of which are in Ultragaz, Oxiteno and Ultracargo, as shown in the organization structure chart, presented at outset of this document.


[ ]  Ultrapar's value was obtained by adding the values of its investments in proportion to the stakes it holds in each company. The valuations for Ultrapar, Ultragaz, Tequimar, Transultra and Oxiteno were based on the DCF method. The valuation results for Ultragaz, Tequimar e Transultra are shown in attachments I e II. Investments in
     Imaven Imoveis e Agropecuaria Ltda ("Imaven") were valued on the basis of their Stockholder's Equity as shown below:

Calculation of Ultrapar's Value
                                                                                                 Ultrapar's
                                      Enterprise    Net         Equity Value    Stakes held    Stakes in the
                                      Value         Debt        Base Scenario   by Ultrapar    Equity Value
                                      ---------------------------------------------------------------------
                                      R$ MM         R$ MM       R$ MM               %              R$ MM
Oxiteno                                                         1,675.1      x    47.9%     =      802.4
(includes investments)
Ultragaz                              1,903.7   -   281.4   =   1,622.3      x    77.1%     =    1,250.8

Transultra                               41.4   -   (22.6)  =      64.0      x   100.0%     =       64.0
(investments not included)
Tequimar                                126.8   -   (36.5)  =     163.3      x    80.0%     =      130.6
(investments not included)
Imaven                                                             39.5      x   100.0%     =       39.5
(Real Estate,
Stockholder's Equity)
Ultrapar                                           (220.2)                                         220.2

                                      ----------------------------------------------------------------------
                                                                      Equity Value Ultrapar =   2,507.5


                                                          23

Document Organization
--------------------------------------------------------------------------------

          Executive Summary

          Oxiteno

          Ultrapar

          Gipoia
          ------

          Exchange Ratio

          Attachment I - Ultragaz

          Attachment II - Tequimar and Transultra

          Attachment III - Macroeconomic Assumptions

          Attachment IV - Cost of Capital


Gipoia
---------------------------------------------------------------------------------------------------------------------

[ ]  Gipoia is a holding company, the assets of which consist solely of investments in Ultrapar and Ultragaz.

[ ]  Gipoia's value was obtained by adding the economic values of its investments in Ultragaz and Ultrapar proportional to the stakes held in these companies. The values for Ultragaz and Ultrapar are calculated on the basis of the valuations obtained using the DCF method. The result is shown below:

     Calculation of Gipoia's Value

                                                                                         Gipoia's
                           Enterprise       Net         Equity         Stakes held     stake in the
                             Value          Debt        Value           by Gipoia      Equity Value
                           ------------------------------------------------------------------------
                             R$ MM          R$ MM        R$ MM              %             R$ MM
Ultrapar                                                2,507.5     x     28.4%     =     712.1

Ultragaz                   1,903.7      -   281.4    =  1,622.2     x     22.9%     =     371.5

Gipoia                                       0.10                                          0.10
                           ------------------------------------------------------------------------

                                                                    Equity Value Gipoia   = 1,083.7



Document Organization
--------------------------------------------------------------------------------



          Executive Summary

          Oxiteno

          Ultrapar

          Gipoia

          Exchange Ratio
          --------------

          Attachment I - Ultragaz

          Attachment II - Tequimar and Transultra

          Attachment III - Macroeconomic

          Attachment IV - Cost of Capital

Exchange Ratio: Ultrapar x Oxiteno
--------------------------------------------------------------------------------------------

             Equity Value Oxiteno                                      = R$ 1,675.1 millions
             (including investments)

              Outstanding No. of shares                                = 48,159,383
---------------------------------------------------------------------------------------------
       LOGO   Oxiteno                                                  = 34.78
              (R$/Share)
---------------------------------------------------------------------------------------------


              Equity Value Ultrapar                                    = R$ 2,507.5 millions

              Outstanding No. of shares                                = 53,000,000,000

---------------------------------------------------------------------------------------------
       LOGO   Ultrapar                                                 = 47.31
              (R$/1000 shares)
---------------------------------------------------------------------------------------------


Exchange Ratio:                                                         735.151
 (No. of Ultrapar shares for each Oxiteno's share)


Exchange Ratio : Ultrapar x Gipoia
--------------------------------------------------------------------------------

             Equity Value Gipoia                            = R$ 1,083.7 million

              Outstanding No. of quotas                     = 96,000
--------------------------------------------------------------------------------
              Gipoia                                        = 11,288.54
              (R$/quota)
--------------------------------------------------------------------------------


              Equity Value Ultrapar                         = R$ 2,507.5

              Outstanding No. of shares                     = 53,000,000,000
--------------------------------------------------------------------------------
       LOGO   Ultrapar                                      = 47.31
              (R$/1000 shares)
--------------------------------------------------------------------------------

Exchange Ratio:                                               238,607.905
(No. of Ultrapar shares for each Gipoia's quota)

Document Organization
--------------------------------------------------------------------------------

          Executive Summary

          Oxiteno

          Ultrapar

          Gipoia

          Exchange Ratio

          Attachment I - Ultragaz
          -----------------------

          Attachment II - Tequimar and Transultra

          Attachment III - Macroeconomic Assumptions

          Attachment IV - Cost of Capital


Ultragaz                                                                                                         LOGO
---------------------------------------------------------------------------------------------------------------------

General View

[ ]  Ultragaz is one of the leading companies in LPG distribution in Brazil, operating in the residential, commercial and industrial sectors.

[ ]  Ultragaz has 17 filling plants, 56 retail stores and 2,700 independent dealers and carried an inventory of 16.4 million 13 Kg cylinders.

[ ]  Ultragaz has a market share of approximately 19% of the distribution of Brazilian LPG with a sales volume of 1.35 million tons in 2001.


[ ]  Historical performance data for Ultragaz is shown below:

                 R$ millions                                          Ultragaz
                                                                      Sales Volume (2001)
                         2000         2001        1S02
                         -----       -----        ----
EBITDA Margin               13%         12%         13%                Non Residential     39%
Net Sales Revenue        1.126       1.381         863
EBITDA                     141         163         109
Net Profit                  28           9          26                 Residential         61%





Ultragaz                                                                                     LOGO
---------------------------------------------------------------------------------------------------------------------
                                                                                                        December 2001
General View of the Business Structure
                                                                                               Ultragaz
Raw                                                                                ----------------------------------
Material          Market                          Distribution                       Volume                Sales
--------   ------------------           --------------------------------           -----------       -----------------
                                                                                   th ton   %        R$ millions    %

                                                     |  Retailers               |
                       71%                           |  ---------------         |
                      volume              Botijoes  <                           |
                        ---------------->   13Kg---> |  Door to door             >    826   61%           836      61%
           RESIDENTIAL  |                            |  ---------------         |
                        |                            |  Own stores              |
                        |                               -------------
                        |
LPG                     |
------------------------|
PetrobrAs
                        |         |-----> Cylinders     Commercial              |
                        |         |       20, 45, 90kg  Customers               |
                        |         |                                             |
                        |---------|-----> Small Bulk    UltraSystem    Small    |
              NON                 |                       (trucks)     Bulk      >    520   39%           533      39%
                RESIDENTIAL       |                                             |
                    29%           |-----> Large Bulk    Tanker Trucks  Large    |
                    volume                                             Bulk     |
                                                                 -----------------------------------------------------
                                                                 Total               1346  100%          1381     100%








Principal Assumptions                                                                                   LOGO ULTRAGAZ
---------------------------------------------------------------------------------------------------------------------

|Sales Revenue Breakdown
|
|
|          Assumption                                            Rationale
|          ---------------------------------------------------   ----------------------------------------------------
 >Prices   [ ] Price = Petrobras LPG Price + taxes + margin      - Petrobras LPG Prices = forecast provided
               - Demand has low price elasticity                   by Chem Systems
                 Price rise of 68% in 1H02 resulted in a
                 reduction in demand of only 6%














Principal Assumptions                                                                                   LOGO ULTRAGAZ
---------------------------------------------------------------------------------------------------------------------

|Sales Revenue Breakdown
|
|
| Sales    Assumption                                            Rationale
 >Volume   ---------------------------------------------------   ----------------------------------------------------

           [ ] Residential (volume = total market x market
               share)
               - Volume decreases 6% in 2002 in line with the    - Decrease in demand due to sharp price increase.
                 market
               - Beginning 2003, volume increases due to 2
                 main factors:
                 1) market growth linked to expansion in         - Demand of 1 new  13 kg cylinder for each new home.
                    number of households (1.5% p.a.).
                 2) increase of market share from 16.9% in       - Maturity of new distribution points and aggressive
                    2001 to 18.0% in 2004, stabilizing              marketing.
                    thereafter.
               Non-Residential
               - Small Bulk (Ultrasystem):
                 - increases 22% in 2002. From 2003 forward      - Most promising market segment, but has been
                   grows but at decreasing rates reaching          showing decreasing growth rates
                   5.2% in 2007.                                   (2000 = 26%; 2001 = 22%).
                  From 2008 forward, in line with GDP            - Market assumed t be mature by 2008.
               - Large Bulk:
                 - decreases significantly in 2002               - Competition with natural gas.
                 - from 2003 forward, stabilizes                 - Has already lost principal industries close to
                                                                   natural gas pipelines.

                                                     Sales Volumes
                                                   (th. tons / year)

                     2002      2003     2004     2005     2006     2007     2008    2009     2010     2011    2012
                    -----------------------------------------------------------------------------------------------
Residential         780.6     815.6    851.5    864.3    877.2    890.4    903.7    917.3    931.1    945.0   959.2

Non-residential     527.1     585.7    636.8    679.9    715.2    742.3    765.1    788.8    813.5    839.1   865.8




Principal Assumptions                                                                                   LOGO ULTRAGAZ
---------------------------------------------------------------------------------------------------------------------

| Gross Profit
|
|             Assumption                                         Rationale
| Sales price -------------------------------------------------  ---------------------------------------------------
 >less LPG    [ ] From 2003 to 2006, margin adjusted below       -  2002 was an atypical year, with strong margin
 acquisition      inflation reaching in 2006 the same level of      increases which are  not considered sustainable.
 costs            2001 in real terms.

                - From 2007 forward, margin of 2006, unchanged   -  Historically, margin has remained unchanged in
                  in real terms (IPCA)                              real terms.


                                                     Gross Profit
                                                      (R$ / ton)


                     2002      2003     2004     2005     2006     2007     2008    2009     2010     2011    2012
                    ----------------------------------------------------------------------------------------------
                      465       484      501      518      533      558      583     609      636      665     695



Principal Assumptions                                                                                   LOGO ULTRAGAZ
---------------------------------------------------------------------------------------------------------------------

| Expenses
|
|          Assumption                                            Rationale
 > Freight ----------------------------------------------------  ----------------------------------------------------
|          [ ] Proportional to sales, at 2001 values.            - Historical value
|
 >Labor    [ ] The same number of employees as 2001.             - There are no plans to build new distribution points
|          [ ] The same payroll expenditure and benefits         - Wage adjustments in line with inflation
|              as 2001, in real terms.
|
| Other
 >Expenses [ ] Fixed (telecommunications / electricity /
               water / outsourcing)
               - At 2001 values, unchanged in real terms
           [ ] Variable (truck fleet / production systems /
               maintenance)
               - At 2001 values, unchanged in real terms
           [ ] Cost savings of R$ 6.2 mm in 2003 and             - Implementation of expenditures control system
               R$ 6.2 mm in 2004.                                  (Matrix Budget), implementation of new Management
                                                                   information system and rationalization of filling
                                                                    plants.

                                                       Expenses
                                                     (R$millions)

                     2002      2003     2004     2005     2006     2007     2008    2009     2010   2011    2012
                    --------------------------------------------------------------------------------------------

                      369       408      431      457      482      506      531     557   584       613     644







Principal Assumptions                                                                                                  LOGO ULTRAGAZ
------------------------------------------------------------------------------------------------------------------------------------
| Investments
|
|
|          Assumption                                                             Rationale
|          ------------------------------------------------------------------     --------------------------------------------------
| Permanent
 >Assets
           [ ] Maintenance
               - General Maintenance  At 2001 values, unchanged in real terms     - Historical Value
               - Cylinders            In accordance with forecasts for            - Reposition of cylinders discarded as scrap metal
                                      cylinders discarded as scrap metal in
                                      2002 and 2003. From 2004 forward,
                                      unchanged in real terms.

               - Truck Fleet          Historical value unchanged in real terms    - Implementation of management system (ending in
                                                                                    2003); from 2004 forward, only costs of
                                                                                     maintaining the systems.
               - IT                   In accordance with forecats for 2002
                                      and 2003
                                      From 2004 forward, unchanged in real terms
           [ ] Expansion
               - Ultrasystem          In accordance with investment forecasts
                                      for each additional ton sold
                                                                                  - 2003: modernization of filling plants
           - New markets              Equipment renewal for some filling plants
                                      in 2003 (management forecast). From 2004
                                      forward, no investments.
           - Cylinder                 Until 2005, no new investments              - Growth tied to of sales to residential segment
                                      From 2006 forward: average historical         sales
                                      price per cylinder, unchanged in real
                                      terms.

| Taxes
|
|          Assumption                                                             Rationale
|          ------------------------------------------------------------------     --------------------------------------------------
 >Inc.     [ ] Average rate of 31.8%                                              - Sudene* tax benefits at Bahiana Distribuidora
  Tax/Soc.
  Contrib.

                                                                                *Superintendencia do Desenvolvimento do Nordeste
                                                                                Government agency for the northeast development



Ultragaz: Cash Flow
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         R$ millions

                     2002      2003      2004       2005       2006       2007      2008       2009      2010        2011      2012

NET REVENUE       1,794.4   2,137.6   2,369.0    2,537.8    2,707.7    2,885.2   3,063.1    3,252.2   3,453.1     3,700.8   3,966.9
Growth                         19.1%     10.8%       7.1%       6.7%       6.6%      6.2%       6.2%      6.2%        7.2%      7.2%

LPG COST         (1,186.4) (1,469.6) (1,623.4)  (1,738.5)  (1,858.7)  (1,974.7) (2,090.6)  (2,213.3) (2,343.2)   (2,514.7) (2,699.2)
GROSS PROFIT        608.1     678.0     745.6      799.3      849.0      910.6     972.5    1,038.9   1,109.9     1,186.1   1,267.7
OPERATING
  EXPENSES         (369.6)   (408.3)   (431.2)    (457.4)    (481.3)    (505.5)   (530.5)    (556.7)   (584.3)     (613.5)   (644.2)

EBITDA Ultragaz     238.5     269.7     314.4      341.9      367.6      405.0     442.1      482.2     525.6       572.6     623.5

EBITDA Ultragaz
  Consolidated      251.1     283.1     328.4      356.6      383.0      421.0     458.7      499.5     543.6       591.4     643.0
EBITDA Margin        14.0%     13.2%     13.9%      14.1%      14.1%      14.6%     15.0%      15.4%     15.7%       16.0%     16.2%

MINORITY
  INTERESTS          (5.6)     (5.9)     (6.2)      (6.5)      (6.7)      (7.0)     (7.3)      (7.6)     (7.9)       (8.2)     (8.6)
DEPRECIATION
  AND
  AMORTIZATION       73.7      81.2      90.9       97.4       97.6       80.2      83.2       80.4      89.7        85.7      85.2

EBIT                171.8     196.0     231.4      252.8      278.6      333.8     368.2      411.4     446.0       497.4     549.2
EBIT Margin           9.6%      9.2%      9.8%      10.0%      10.3%      11.6%     12.0%      12.7%     12.9%       13.4%     13.8%

(-) TAX             (51.5)    (58.1)    (73.0)     (80.0)     (88.2)    (105.6)   (119.0)    (135.3)   (146.6)     (163.6)   (180.6)
(+) DEPRECIATION     73.7      81.2      90.9       97.4       97.6       80.2      83.2       80.4      89.7        85.7      85.2
(-) CAPEX           (94.8)   (103.5)    (86.9)     (82.1)     (76.1)     (79.7)    (78.2)     (83.0)    (88.1)      (93.5)    (99.3)
(-) WORKING
    CAPITAL         (35.8)    (22.8)    (15.0)     (11.1)     (11.0)     (11.9)    (12.0)     (12.7)    (13.6)      (16.2)    (17.4)

UNLEVERAGED
  CASHFLOW
  (R$ million)       63.5      92.8     147.3      177.0      200.9      216.8     242.2      260.8     287.4       309.8     337.1

Average Foreign
  Exchange
  Rate (R$/US$)       2.78      3.22      3.32       3.39       3.46       3.53      3.60       3.67      3.75        3.83      3.91
UNLEVERAGED
  CASHFLOW
  (USD millions)     22.8      28.8      44.4       52.3       58.1       61.5      67.3       71.0      76.6        81.0      86.3




Valuation Ultragaz                                                                                        LOGO ULTRAGAZ
------------------------------------------------------------------------------------------------------------------------

Discount Rate

[ ]  Percentage of Debt (D/D+E)                      60.0%          |
                                                                    |
[ ]  Marginal Tax Rate (T)                            34.0%         |
                                                                    |
                                                                    |                D                   E
[ ]  Annual Cost of Debt (Kd)                         15.0%          >    WACC   = -----  (1-T)  K   +  -----  K
                                                                    |              D + E           d    D + E   e
                                                                    |
[ ]  Percentage of Equity (E/D+E)                     40.0%         |
                                                                    |                        WACC
                                                                    |                        13.1%
[ ]  Cost of Equity (Ke)                              17.9%         |
  -  Ke = Risk Free Rate + Sovereign Risk + Beta x Market Risk
     Ke =    4%     + 9.0%     + 0.82 x   6.1%
                                                                            NPV CashFlow 2003/2012 =  R$ 954.1 MM (+)
                                                                            NPV Perpetuity         =  R$ 949.6 MM (+)

[ ]  Perpetuity                                                            Enterprise Value (EV)   =  R$ 1,903.7 MM (=)
                                                                            Net Debt               =  R$ 281.4 MM (-)
            o  Perpetuity growth of 4.5% per year from 2013 forward
                                                                            Equity Value     =     R$ 1,622.3 MM


Document Organization
-------------------------------------------------------------------------------

     Executive Summary

     Oxiteno

     Ultrapar

     Gipoia

     Exchange Ratio

     Attachment I - Ultragaz

    *Attachment II - Tequimar and Transultra

     Attachment III - Macroeconomic Assumptions

     Attachment IV - Cost of Capital

Transultra e Tequimar                                           ULTRACARGO LOGO
-------------------------------------------------------------------------------

o Ultracargo is a company which provides transport and storage services for the chemical, petrochemicals and LPG industries through its subsidiaries Transultra and Tequimar.

o Using a fleet of tanker trucks, Transultra provides services for the chemical, LPG distribution industries and the petrochemical industry.

o Tequimar provides storage services to companies in the North-East Petrochemical Complex as well as operating storage installations for chemical and petrochemical products at other port terminals.

o    Ultracargo's principal historical performance data is shown below:


ULTRACARGO
R$ millions

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

           Net Sales Revenue      EBITDA       Net Profit       EBITDA Margin
           -----------------      ------       ----------       -------------
2000              94                26             12                 28%
2001             105                28             21                 27%
1S02              58                14              5                 24%


TEQUIMAR E TRANSULTRA
R$ millions

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

               EBITDA Margin                            EBITDA          EBITDA
                 Tequimar          Transultra          TEQUIMAR       TRANSULTRA
                 --------          ----------          --------       ----------
2000                48%                12%                8.7            19.3
2001                49%                11%                6.5            21.9
1S02                50%                 5%                1.5            12.4

Transultra                                                      ULTRACARGO LOGO
-------------------------------------------------------------------------------

Sales
Revenue

               Assumption                        Rationale
               ------------------------------    -------------------------------

Carried        o  Own Fleet: Growing with        -  Follows general economic
Kilometers        GDP in real terms of              growth, given dominance of
                  kilometers                        road transport

               o  3rd parties Fleet: growing     -  Follows general economic,
                  with GDP in real terms of         given dominance of road
                  kilometers                        transport

Freight        o  Average charge (3rd            -  Unchanged in real terms
Charge            parties and own) follows
                  IGP-M



Gross Profit

               Assumption                        Rationale
               ------------------------------    -------------------------------

Gross          o  Gross Margin unchanged at      -  Historical Margin from
Margin            40%                               1999 to 2001



Expenses

               Assumption                        Rationale
               ------------------------------    -------------------------------

Operating      o  2001 figures + growth of       -  According to expectancy of
Expenses          3% in administrative              increase in labor force
                  expenses

Transultra                                                      ULTRACARGO LOGO
-------------------------------------------------------------------------------

Investments

               Assumption                        Rationale
               ------------------------------    -------------------------------

Strategic      o  Expansion: Figure from         -  Expansion: Trucks
Investments       2001 forward unchanged in         aquisition
                  real terms (IGP-M)

Information    o  No new investments             -  Conclusion of
Technology                                          implementation of
                                                    Management's Info system

Maintenance    o  Figure from 2001 forward       -  Expenses with trucks and
                  unchanged in real terms           equipment maintenance
                  (IGP-M)



Depreciation

               Assumption                        Rationale
               ------------------------------    -------------------------------

Existing       o  Depreciation period of 5,5     -  Average rate as of 1H02
property,         years (rate at 18,5% per          Financial Statemens
plant and         year)
equipment


New property,  o  Depreciation period of 5       -  Average rate as of 1H02
plant and         years (rate at 20,0% per          Financial Statemens
equipment         year)



Taxes

               Assumption                        Rationale
               ------------------------------    -------------------------------

Inc.           o  Rate at 34%                    -  There are no tax benefits
Tax/Soc.                                            for Transultra
Contrib.

Transultra: Cash Flow                                           ULTRACARGO LOGO
-------------------------------------------------------------------------------
                                                                    R$ millions

                                              2002    2003    2004    2005    2006    2007    2008    2009     2010    2011    2012
NET REVENUE                                   68.8    75.1    81.7    88.1    95.1   103.0   111.5   120.7    130.7   141.5   153.2

  Growth                                               9.2%    8.8%    7.7%    8.1%    8.3%    8.3%    8.3%    8.3%     8.3%    8.3%

  (-) Costs (Depreciation not included)      (43.0)  (45.1)  (49.0)  (52.8)  (57.1)  (61.8)  (66.9)  (72.4)   (78.4)  (84.9)  (91.9)

(=) GROSS PROFIT                              25.8    30.1    32.7    35.2    38.1    41.2    44.6    48.3     52.3    56.6    61.3

  (-) OPERATING EXPENSES                     (19.0)  (20.8)  (22.5)  (24.1)  (25.8)  (27.7)  (29.7)  (31.8)   (34.1)  (36.6)  (39.2)
  (depreciation not included)

(=) EBITDA                                     6.8     9.3    10.2    11.1    12.2    13.5    14.9    16.5     18.2    20.0    22.1

  (-) DEPRECIATION                            (5.1)   (5.8)   (3.9)   (5.1)   (6.4)   (6.3)   (6.5)   (6.8)    (7.0)   (7.3)   (7.5)

(=) EBIT                                       1.7     3.4     6.3     6.0     5.9     7.2     8.4     9.7     11.1    12.7    14.6

  (-) Taxes (34%)                             (0.6)   (1.2)   (2.1)   (2.0)   (2.0)   (2.5)   (2.9)   (3.3)    (3.8)   (4.3)   (5.0)

  (+) Tax breaks benefits                      0.0     0.0     0.0     0.0     0.0     0.0     0.0     0.0      0.0     0.0     0.0

  (+) Depreciation                             5.1     5.8     3.9     5.1     6.4     6.3     6.5     6.8      7.0     7.3     7.5

  (-) Property, Plant and Equipment
      Invesments                              (5.2)   (5.5)   (5.8)   (6.0)   (6.3)   (6.5)   (6.8)   (7.1)    (7.4)   (7.7)   (8.0)

  (-) Working Capital Investments              0.7    (0.2)   (0.2)   (0.2)   (0.3)   (0.3)   (0.3)   (0.3)    (0.4)   (0.4)   (0.4)

UNLEVERAGED CASHOFLOW IN R$ MILLIONS           1.8     2.4     2.0     2.8     3.7     4.2     5.0     5.8      6.7     7.7     8.7

  Average Foreign Exchange Rate (R$ / US$)    2.78    3.23    3.33    3.40    3.47    3.54    3.62    3.69     3.77    3.84    3.92

UNLEVERAGED CASHOFLOW IN US$ MILLIONS          0.6     0.7     0.6     0.8     1.1     1.2     1.4     1.6      1.8     2.0     2.2

Valuation Transultra                                            ULTRACARGO LOGO
-------------------------------------------------------------------------------

Discount Rate

 o  Percentage of Debt (D/D+E)       60.0%

 o  Tax Rate (T)                     34.0%
                                                        D                 E
 o  Cost of Debt (Kd)                15.0%      WACC = --- (1-T) K(d) + --- K(e)
                                                       D+E              D+E
 o  Percentage of Equity (E/D+E)     40.0%
                                                              WACC
 o  Cost of Equity (Ke)              17.9%                    13.1%
  - Ke = Risk Free Rate  + Sovereign Risk + Beta x Market Risk
    Ke =      4%            +   9.0%      + 0.82 x     6.1%



                                        NPV CashFlow 2003/2012 =  R$ 19.6 MM (+)
                                        NPV Perpetuity         =  R$ 21.8 MM (+)
 o  Perpetuity                          ----------------------------------------
                                        Enterprise Value (EV)  =  R$ 41.4 MM (=)
      o  Steady growth of 3.5% per      Net Cash               =  R$ 22.6 MM (+)
         year beginning in 2013         ----------------------------------------
                                        Equity Value           =  R$ 64.0 MM
                                        (Investments not included)

Tequimar                                                        ULTRACARGO LOGO
-------------------------------------------------------------------------------

Sales
Revenue

               Assumption                        Rationale
               ------------------------------    -------------------------------

Storage        o  Liquids: annual storage        -  Due to expansion program
Capacity          capacity growth at 9% in          in progress
                  2003 and 3.7% in 2004          -  Capacity surplus due
                  From 2005 forward, steady         investments made in 2003
                  growth ar 1.5% per year           and 2004

               o  Solids: steady growth at       -  Same as Liquids segment
                  1.5% per year


Storage fee

               o  Liquids: Average rate as       -  Unchanged in real terms
                           of 1H02 Financial
                           Statemens unchanged
                           in real terms (IGP-M)

               o  Solids:  Average rate as of    -  Unchanged in real terms
                           1H02 Financial
                           Statemens unchanged
                           in real terms (IGP-M)



Capacity
utilization rate

               o  Liquids Storage:               -  Enhancement in usage of
                  In 2003, usage of 90% of          the installed capacity.
                  total capacity (historical
                  value)
                  Reaches 93% in 2007

               o  Solids Storage:                -  New business, higher
                  In 2002, usage of 60% of          growth potential
                  total capacity
                  Reaches 90% in 2006

Tequimar                                                        ULTRACARGO LOGO
-------------------------------------------------------------------------------

Gross Profit

               Assumption                        Rationale
               ------------------------------    -------------------------------

Gross Margin   o  Gross Margin unchanged at      -  Historical Margin from
                  48%                               1996 to 2001


Expenses

               Assumption                        Rationale
               ------------------------------    -------------------------------

Operating      o  Administrative expenses:       -  Unchanged in real terms
Expenses          historical values of 2002
                  unchanged in real terms
                  (IGP-M)

               o  Management payroll:            -  Unchanged in real terms
                  historical values of 2001
                  unchanged in real terms
                  (IGP-M)

Tequimar                                                        ULTRACARGO LOGO
-------------------------------------------------------------------------------

Investments

               Assumption                        Rationale
               ------------------------------    -------------------------------

Expansion      o  Investments in storage         -  Investments in 2003
                  capacity expansion:               according to Tequimar
                  Investments of R$ 3.5 MM          forecast
                  in 2003
                  A partir de 2004 R$ 550 /      -  As of 1H02 Financial
                  m3 corrigido pelo IGP-M           Statemens, unchanged in
                                                    real terms

Maintenance    o  Historical Value of 2002       -  Unchanged in real terms
                  (R$ 3.7 MM), unchanged in
                  real terms (IGP-M )


Depreciation

               Assumption                        Rationale
               ------------------------------    -------------------------------

Existing       o  Depreciation period of         -  Average rate as of 1H02
property,         19.5 years (rate at 5.1%          Financial Statemens
plant and         per year)
equipment

New property,  o  Depreciation period of 18       -  Average rate as of 1H02
plant and         years (rate at 5.5% per            Financial Statemens
equipment         year)


Taxes

               Assumption                        Rationale
               ------------------------------    -------------------------------

Inc.           o  Reduction in the average       -  Sudene* tax benefits
Tax/Soc.          Income Tax + Social
Contrib.          Contribution rate of
                  18.13% in 2003, 6.09% in
                  2004 and 2005, 4.53% from
                  2006 to 2008 and 2.97%
                  from 2009


                              *Superintendencia do Desenvolvimento do Nordeste Government agency for the northeast development

Tequimar: Cash Flow                                             ULTRACARGO LOGO
-------------------------------------------------------------------------------
                                                                    R$ millions

                                             2002    2003    2004    2005    2006    2007    2008    2009    2010    2011    2012
NET REVENUE                                  50.3    57.2    62.1    66.7    71.4    76.1    80.1    84.2    88.4    92.8    97.2

  Growth                                             13.6%    8.7%    7.3%    7.1%    6.5%    5.3%    5.1%    5.0%    4.9%    4.8%

  (-) Direct costs                          (26.2)  (29.7)  (32.3)  (34.7)  (37.2)  (39.6)  (41.7)  (43.8)  (46.0)  (48.2)  (50.5)

(=) GROSS PROFIT                             24.2    27.4    29.8    32.0    34.3    36.5    38.5    40.4    42.5    44.5    46.7

  (-) OPERATING EXPENSES                     (6.4)   (7.1)   (7.5)   (7.9)   (8.2)   (8.6)   (8.9)   (9.3)   (9.7)  (10.1)  (10.5)

  (+) DEPRECIATION                            5.6     6.1     6.6     6.9     7.3     7.7     8.1     8.5     9.0     5.4     5.7

(=) EBITDA                                   23.4    26.4    28.8    31.0    33.3    35.6    37.6    39.7    41.8    39.8    41.9

  (-) DEPRECIATION                           (5.6)   (6.1)   (6.6)   (6.9)   (7.3)   (7.7)   (8.1)   (8.5)   (9.0)   (5.4)   (5.7)

(=) EBIT                                     17.8    20.4    22.3    24.1    26.1    28.0    29.5    31.1    32.8    34.5    36.2

  (-) TAXES (34%)                            (6.0)   (6.9)   (7.6)   (8.2)   (8.9)   (9.5)  (10.0)  (10.6)  (11.1)  (11.7)  (12.3)

  (+) Tax breaks benefits (+9%)               3.2     3.7     1.4     1.5     1.2     1.3     1.3     0.7     0.7     0.8     0.8

  (+) Depreciation                            5.6     6.1     6.6     6.9     7.3     7.7     8.1     8.5     9.0     5.4     5.7

  (-) Property, Plant and Equipment
      Invesments                             (6.3)   (7.4)   (8.9)   (6.5)   (6.8)   (7.1)   (7.5)   (7.8)   (8.2)   (8.6)   (9.0)

  (-) Working Capital Investments             0.3    (0.1)   (0.1)   (0.1)   (0.1)   (0.1)   (0.1)   (0.1)   (0.1)   (0.1)   (0.1)

UNLEVERAGED CASHOFLOW IN R$ MILLIONS         14.6    15.6    13.6    17.7    18.8    20.2    21.4    21.9    23.1    20.2    21.3

  Average Foreign Exchange Rate (R$ / US$)   2.78    3.22    3.32    3.39    3.46    3.53    3.60    3.67    3.75    3.83    3.91

UNLEVERAGED CASH FLOW IN US$ MILLIONS         5.3     4.9     4.1     5.2     5.4     5.7     5.9     6.0     6.2     5.3     5.5

Valuation Tequimar                                              ULTRACARGO LOGO
-------------------------------------------------------------------------------


Discount Rate


o   Percentage of Debt (D/D+E)       34.0%

o   Tax Rate  (T)                    34.0%
                                                        D                E
o   Cost of Debt (Kd)                15.0%      WACC = --- (1-T) K(d) + --- K(e)
                                                       D+E              D+E
o   Percentage of Equity  (E/D+E)    66.0%
                                                               WACC
o   Cost of Equity (Ke)              17.2%                    14.7%
    -  Ke = Risk Free Rate + Sovereign Risk + Beta x Market Risk
       Ke =       4%            +  9.0%     + 0.70 x     6.1%


                                       NPV CashFlow 2003/2012  = R$  82.8 MM (+)
                                       NPV Perpetuity          = R$  44.0 MM (+)
o   Perpetuidade                       -----------------------------------------
                                       Enterprise Value (EV)   = R$ 126.8 MM (=)
      o  Perpetuity growth of 4.5%     Net cash                = R$  36.5 MM (+)
         per year beginning in 2013    -----------------------------------------
                                       Equity Value            = R$ 163.3 MM
                                       Investments not included

Document Organization
-------------------------------------------------------------------------------

     Executive Summary

     Oxiteno

     Ultrapar

     Gipoia

     Exchange Ratio

     Attachment I - Ultragaz

     Attachment II - Tequimar and Transultra

    *Attachment III - Macroeconomic Assumptions

     Attachment IV - Cost of Capital

Principal Macroeconomic Assumptions                                  ULTRA LOGO
-------------------------------------------------------------------------------

o We give below the principal macroeconomic assumptions used in the valuations:

          Year                   2002     2003     2004     2005     From 2006 forward
----------------------------------------------------------------     -------------------------------------------------------------
Real GDP (% change p.a.)         1.1%     2.7%     3.5%     3.5%     3.8% in 2006; unchanged at 4.0% from 2007 forward
IGP-M (% change p.a.)           11.4%     6.3%     5.1%     4.1%     Unchanged at 4.1% from 2006 forward
IPCA (% change p.a.)             7.0%     5.8%     5.0%     5.0%     Unchanged at 4.1% from 2006 forward
US Inflation (CPI)               2.0%     2.0%     2.0%     2.0%     Unchanged at 2.0% from 2006 forward
FX (average rate)                2.78     3.22     3.32     3.39     Adjusted in line with the difference in BR/US inflation from
                                                                     2004 forward

        Real GDP growth                                 FX RATE
        (% change p.a.)                        (R$ / US$ - average rate)

[A line graph representing projected   [A line graph representing projected Real
Real GDP growth ranging from           per U.S. dollar foreign exchange rates
approximately 1.0% to 4.0% for the     performance ranging from
periods 2002-2012 has been omitted]    approximately 2.5 R$/US$ to 4 R$/US$
                                       for the periods 2002-2012 has been
                                       omitted]


            IGP-M and IPCA                       US Inflation (CPI)
     Brazilian inflation indexes                  (% change p.a.)
           (% change p.a.)

[A line graph representing projected   [A line graph representing projected U.S.
Brazilian inflation indexes IGP-M      inflation consumer price index at
and IPCA performance ranging from      2.0% for the periods 2002-2012 has
approximately 12.0% to 4.0% for the    been omitted]
periods 2002-2012 has been omitted]

Document Organization
-------------------------------------------------------------------------------

     Executive Summary

     Oxiteno

     Ultrapar

     Gipoia

     Exchange Ratio

     Attachment I - Ultragaz

     Attachment II - Tequimar and Transultra

     Attachment III - Macroeconomic Assumptions

    *Attachment IV - Cost of Capital

Cost of Capital                                                      ULTRA LOGO
-------------------------------------------------------------------------------

o The Cash Flow for each company was discounted at an estimated WACC obtained, as presented below:

                                                                   D = Debt
                                  D                E               E = Equity
                          WACC = --- (1-T) K(d) + --- K(e)         T = Tax rate
                                 D+E              D+E

o  The cost of Equity (Ke) was obtained using the Capital Asset Pricing Model
   (CAPM):

                    Ke = Rf + R(country) + Beta x R(market)

      o The Risk Free Rate (Rf) was obtained according to yields of the US Treasury (10 years). (source: Bloomberg)

      o The Sovereign Risk (Rcountry) used is na average calculated according to sovereign credit ratings. (source: Bloomberg)

      o The Beta value was estimated from the average value of the Beta of comparable Petrochemical and Gas Distribuition companies.

      o Market Risk (Rmarket) correponds to the difference between the return obtained in investments in the equity market and the risk free rate. The value was obtained from the Equity Risk Premium Forum of 2002, available in the Association for Investment Management and Research website (AIMR).

o The cost of Debt (Kd) corresponds to estimated market rates for each of the Companies.

o For Transultra and Tequimar, due to the difficulty of identifying entirely comparable companies, the WACC used for Transultra was same as used for Ultragaz and for Tequimar the same Beta used for Oxiteno.

Sovereign Risk                                                       ULTRA LOGO
-------------------------------------------------------------------------------

o The Country Risk calculation (R(country)) was based on the yields of 10 year Bonds issued by countries with ratings comparable to the Republic of Brazil's sovereign rating for its issues closest to 10 years.

o The rationale of this methodology is to eliminate short-term distortions in the country risk due to current market conditions that might not represent the appropriate Country Risk.

o Below is shown the analysis and calculations to obtain the Country Risk (R(country)):

        Sovereign Bonds Yield (10 years in US$) B rating           14.7%
        US Treasury Bonds Yield                                     4.0% (-)
        --------------------------------------------------------------------
        Sovereign Bonds Risk Premium with B rating                 10.7%

        Sovereign Bonds Yield (10 years in US$) BB rating           9.4%
        US Treasury Bonds Yield                                     4.0% (-)
        --------------------------------------------------------------------
        Sovereign Bonds Risk Premium with BB rating                 5.4%
        Brasil Rating:      S&P          B+
                            Moody's      B2
        Weighted average
        To obtain the          =   67% x 10.7% + 33% x 5.4% =       9.0%
        Sovereign Risk (R(country))

Beta - Ultragaz
-------------------------------------------------------------------------------

o  Shown below, are the comparable companies used for the Beta calculation:

Company                Country      Leveraged     Debt / Capital     Unleveraged
                                       Beta                              Beta
--------------------------------------------------------------------------------
ENI (Agip)              Italy          0.84            0.39              0.64
AGL Resources           USA            0.65            1.82              0.31
Equitable Resources     USA            0.72            0.66              0.51
KeySpan Energy          USA            0.65            1.93              0.30
National Fuel Gas       USA            0.59            1.57              0.30
Nicor                   USA            0.88            0.93              0.55
People's Energy         USA            0.65            1.46              0.34
Sempra Energy           USA            0.67            1.28              0.36
Washington Gas Light    USA            0.74            0.92              0.47
Snam Rete Gas           Italy          0.40            0.80              0.27
Gas Natural SDG         Spain          0.47            0.96              0.26
Centrica PLC            UK             0.82            0.05              0.65
--------------------------------------------------------------------------------
Source: Bloomberg
                                                               Average   0.41

Releveraging Beta (estimated target capital structure for Ultragaz)      0.82

Beta - Oxiteno
-------------------------------------------------------------------------------

o  Shown below, are the comparable companies used for the Beta calculation:

Company                    Country    Leveraged    Debt / Capital    Unleveraged
                                        Beta                            Beta
-------------------------------------------------------------------------------
Honam Petrochemical        Korea Sul    1.03            0.44            0.74
Dow                        USA          1.02            0.94            0.65
Georgia Gulf               USA          1.04            6.33            0.21
Lyondell                   USA          1.10            4.01            0.31
Hercules                   USA          1.10            1.60            0.55
Eastman Chemical Company   USA          1.09            1.55            0.56
Great Lake Chemical        USA          0.91            0.71            0.61
-------------------------------------------------------------------------------
Source: Bloomberg
                                                              Average   0.52

   Releveraging Beta (estimated target capital structure for Oxiteno)   0.70

                                                  Reorganization of Grupo Ultra

[ILLUSTRATION OMITTED]                                         Valuation Results


                                                    [ULTRA LOGO] [OXITENO LOGO]


      Corporate
Itau  Bank

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ULTRAPAR PARTICIPACOES S.A.


                                             ULTRAPAR PARTICIPACOES S.A.


                                             By: /s/ Fabio Schvartsman
                                                 -------------------------------
                                                 Name:   Fabio Schvartsman
                                                 Title:  Chief Financial Officer

Date: October 14, 2002